

2018
Annual Audited Financial Statements



Financial Statements & Notes



P Includes Accounting Policies
E Includes Accounting Estimates and Judgments

Management's Responsibility

Management's Responsibility for Financial Reporting

Management's Report on Financial Statements

The accompanying consolidated financial statements and related financial information are the responsibility of Nutrien's management. They have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and include amounts based on estimates and judgments. Financial information included elsewhere in this report is consistent with the consolidated financial statements.

The consolidated financial statements are approved by the Board of Directors on the recommendation of the audit committee. The audit committee of the Board of Directors is composed entirely of independent directors. The audit committee discusses and analyzes Nutrien's interim condensed consolidated financial statements and Management's Discussion & Analysis ("MD&A") with management before such information is approved by the committee and submitted to securities commissions or other regulatory authorities. The annual consolidated financial statements and MD&A are also analyzed by the audit committee and management and are approved by the Board of Directors.

In addition, the audit committee has the duty to review critical accounting policies and significant estimates and judgments underlying the consolidated financial statements as presented by management, and to approve the fees of our independent registered public accounting firm.

Our independent registered public accounting firm, KPMG LLP, performs an audit of the consolidated financial statements, the results of which are reflected in their report for 2018 included on Page 92. KPMG LLP have full and independent access to the audit committee to discuss their audit and related matters.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, as amended, and NI 52-109. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS.

On January 1, 2018, Potash Corporation of Saskatchewan Inc. ("PotashCorp") and Agrium Inc. ("Agrium") combined their businesses in a transaction by way of a plan of arrangement (the "Merger") by becoming wholly owned subsidiaries of a new parent company named Nutrien Ltd. (collectively with its subsidiaries, known as "Nutrien" or the "Company" except to the extent the context otherwise requires). For the year ended December 31, 2018, the Company has designed internal control over financial reporting for Nutrien, while maintaining the internal control over financial reporting for its subsidiaries, PotashCorp and Agrium.

Under our supervision and with the participation of management, the Company conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report, based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework (2013). Based on this evaluation, management concluded that, as of December 31, 2018, Nutrien did maintain effective internal control over financial reporting. The effectiveness of the Company's internal control over financial reporting as at December 31, 2018 has been audited by KPMG LLP, as reflected in their report for 2018 included on page 91.



Chuck Magro
President and Chief Executive Officer
February 20, 2019



Pedro Farah
Chief Financial Officer
February 20, 2019

Report of Independent Registered Public Accounting Firm – 2018

To the Shareholders and the Board of Directors of Nutrien Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Nutrien Ltd. and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheet of the Company as of December 31, 2018, the related consolidated statements of earnings, comprehensive income, shareholders' equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), and our report dated February 20, 2019 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Responsibility Report. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP

Chartered Professional Accountants

Saskatoon and Calgary, Canada
February 20, 2019

Report of Independent Registered Public Accounting Firm – 2018

To the Shareholders and the Board of Directors of Nutrien Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Nutrien Ltd. and subsidiaries (the "Company") as of December 31, 2018, the related consolidated statements of earnings, comprehensive income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively, the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements of Potash Corporation of Saskatchewan Inc. and subsidiaries ("PotashCorp") as of December 31, 2017 and for the year then ended were audited by other auditors, whose report thereon dated February 20, 2018 expressed an unqualified opinion on those consolidated financial statements, before the retrospective reclassification of certain comparative information as well as additional disclosures within the segment and capital management financial statement notes, described in Note 33 to the consolidated financial statements.

We have audited the adjustments described in Note 33 that were applied to restate the December 31, 2017 consolidated financial statements including the retrospective reclassification of certain comparative information as well as additional disclosures within the segment and capital management financial statement notes, to conform to the current year presentation. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2017 consolidated financial statements of PotashCorp other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2017 consolidated financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 20, 2019 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

Chartered Professional Accountants

We have served as the Company's auditor since our appointment in 2018.

Saskatoon and Calgary, Canada
February 20, 2019

Report of Independent
Registered Public Accounting Firm – 2017

To the Shareholders and the Board of Directors of Potash Corporation of Saskatchewan Inc.

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively reclassify certain comparative information and to provide additional disclosures to conform to the current year presentation as discussed in Note 33 to the consolidated financial statements, the consolidated statement of financial position of Potash Corporation of Saskatchewan Inc. and subsidiaries ("PotashCorp") as of December 31, 2017, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows, for the year ended December 31, 2017, and the related notes (collectively referred to as the "financial statements") (the 2017 financial statements before the effects of the retrospective reclassification and additional disclosures discussed in Note 33 to the financial statements are not presented herein). In our opinion, the 2017 financial statements before the effects of the adjustments to retrospectively reclassify certain comparative information and to provide additional disclosures to conform to the current year presentation as discussed in Note 33 to the financial statements, present fairly, in all material respects, the financial position of PotashCorp as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reclassify certain comparative information and to provide additional disclosures to conform to the current year presentation as discussed in Note 33 to the financial statements, and accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments and additional disclosures discussed in Note 33 are appropriate and have been properly applied. Those retrospective adjustments and additional disclosures were audited by other auditors.

Basis for Opinion

These financial statements are the responsibility of PotashCorp's management. Our responsibility is to express an opinion on PotashCorp's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board ("PCAOB") and are required to be independent with respect to PotashCorp in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Deloitte LLP

Chartered Professional Accountants

Saskatoon, Canada
February 20, 2018

We began serving as PotashCorp's auditor in 1977. In 2018, we became the predecessor auditor.

FINANCIAL STATEMENTS AND NOTES

Consolidated Financial Statements
Consolidated Statements of Earnings

For the years ended December 31		2018		2017
				(Note 33)
SALES	Note 4	$ 19,636	$	4,547
Freight, transportation and distribution	Note 5	(864)		(537)
Cost of goods sold	Note 5	(13,380)		(3,316)
GROSS MARGIN		5,392		694
Selling expenses	Note 5	(2,337)		(29)
General and administrative expenses	Note 5	(539)		(185)
Provincial mining and other taxes	Note 6	(250)		(146)
Impairment of property, plant and equipment	Note 16	(1,809)		–
Other expenses	Note 7	(43)		(125)
EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		414		209
Finance costs	Note 8	(538)		(238)
LOSS BEFORE INCOME TAXES		(124)		(29)
Income tax recovery	Note 9	93		183
NET (LOSS) EARNINGS FROM CONTINUING OPERATIONS		(31)		154
Net earnings from discontinued operations	Note 10	3,604		173
NET EARNINGS		$ 3,573	$	327
NET (LOSS) EARNINGS PER SHARE FROM CONTINUING OPERATIONS	Note 11			
Basic		$ (0.05)	$	0.18
Diluted		$ (0.05)	$	0.18
NET EARNINGS PER SHARE FROM DISCONTINUED OPERATIONS	Note 11			
Basic		$ 5.77	$	0.21
Diluted		$ 5.77	$	0.21
NET EARNINGS PER SHARE FROM CONTINUING AND DISCONTINUED OPERATIONS	Note 11			
Basic		$ 5.72	$	0.39
Diluted		$ 5.72	$	0.39
Weighted average shares outstanding for basic earnings per share ("EPS")	Note 11	624,900,000		840,079,000
Weighted average shares outstanding for diluted EPS	Note 11	624,900,000		840,316,000

(See Notes to the Consolidated Financial Statements)

2018 HIGHLIGHTS

- Merger of Potash Corporation of Saskatchewan Inc. ("PotashCorp") and Agrium Inc. ("Agrium") occurred on January 1, 2018. As a result, the 2017 figures throughout are the financial results of PotashCorp only, the accounting acquirer.

NET EARNINGS (LOSS) AND DIVIDEND PER SHARE

($ per share)

- Net earnings per share from discontinued operations – diluted and basic
- Net (loss) earnings per share from continuing operations – diluted and basic
- Dividend declared per share



GROSS MARGIN BY OPERATING SEGMENT

(%)



- **56** Retail
- **27** Potash
- **15** Nitrogen
- **2** Phosphate and Sulfate

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

Consolidated Statements of Comprehensive Income

For the years ended December 31 (net of related income taxes)	2018	2017
		(Note 33)
NET EARNINGS	$ 3,573	$ 327
Other comprehensive (loss) income		
Items that will not be reclassified to net earnings:		
Net actuarial gain on defined benefit plans	54	46
Net fair value (loss) gain on investments [1]	(99)	30
Items that have been or may be subsequently reclassified to net earnings:		
Loss on currency translation of foreign operations	(249)	–
Other	(8)	20
OTHER COMPREHENSIVE (LOSS) INCOME	(302)	96
COMPREHENSIVE INCOME	$ 3,271	$ 423

1 As at December 31, 2018 and 2017, financial instruments measured at fair value through other comprehensive income ("FVTOCI") are comprised of shares in Sinofert Holdings Limited ("Sinofert") and other. The Company's investment in Israel Chemicals Ltd. ("ICL") was classified as held for sale at December 31, 2017 and the divestiture of all equity interests in ICL was completed on January 24, 2018.

(See Notes to the Consolidated Financial Statements)

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

Consolidated Statements of Cash Flows

For the years ended December 31		2018	2017
OPERATING ACTIVITIES			
Net earnings		$ 3,573	$ 327
Adjustments to reconcile net earnings to cash provided by operating activities	Note 12	(383)	826
Changes in non-cash operating working capital	Note 12	(1,138)	72
CASH PROVIDED BY OPERATING ACTIVITIES		2,052	1,225
INVESTING ACTIVITIES			
Cash acquired in Merger	Note 3	466	–
Business acquisitions, net of cash acquired	Note 3	(433)	–
Additions to property, plant and equipment	Note 16	(1,405)	(651)
Proceeds from disposal of discontinued operations, net of tax	Note 10	5,394	–
Purchase of investments		(135)	–
Other		–	(1)
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES		3,887	(652)
FINANCING ACTIVITIES			
Finance costs on long-term debt		(21)	(1)
(Repayment of) proceeds from short-term debt	Note 22	(927)	341
Repayment of long-term debt	Note 23	(12)	(500)
Dividends paid	Note 24	(952)	(330)
Repurchase of common shares	Note 24	(1,800)	–
Issuance of common shares	Note 24	7	1
CASH USED IN FINANCING ACTIVITIES		(3,705)	(489)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(36)	–
INCREASE IN CASH AND CASH EQUIVALENTS		2,198	84
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		116	32
CASH AND CASH EQUIVALENTS, END OF YEAR		$ 2,314	$ 116
Cash and cash equivalents comprised of:			
Cash		$ 1,506	$ 14
Short-term investments		808	102
		$ 2,314	$ 116

(See Notes to the Consolidated Financial Statements)

2018 HIGHLIGHTS

The graph below represents the significant changes in Nutrien's cash flows in 2018.


CASH FLOWS
($ millions)
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
116
466
2,052
5,394
(1,800)
(1,405)
(952)
(927)
(630)
2,314
Cash and cash equivalents December 31, 2017
Cash acquired in Merger
Cash provided by operating activities
Proceeds from disposal of discontinued operations, net of tax
Repurchase of common shares
Additions to property, plant and equipment
Dividends paid
Repayment of short-term debt
Other
Cash and cash equivalents December 31, 2018

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

Consolidated Statements of Changes in Shareholders' Equity

	Share Capital	Contributed Surplus	Accumulated Other Comprehensive (Loss) Income ("AOCI") Net Fair Value Loss on Investments [1,2]	Net Actuarial Gain on Defined Benefit Plans [3]	Loss on Currency Translation of Foreign Operations (Note 33)	Other (Note 33)	Total AOCI	Retained Earnings	Total Equity [4]
BALANCE – DECEMBER 31, 2016	$ 1,798	$ 222	$ 43	$ –	$ (2)	$ (66)	$ (25)	$ 6,204	$ 8,199
Net earnings	–	–	–	–	–	–	–	327	327
Other comprehensive income	–	–	30	46	–	20	96	–	96
Dividends declared	–	–	–	–	–	–	–	(335)	(335)
Effect of share-based compensation including issuance of common shares	2	8	–	–	–	–	–	–	10
Shares issued for dividend reinvestment plan	6	–	–	–	–	–	–	–	6
Transfer of net actuarial gain on defined benefit plans	–	–	–	(46)	–	–	(46)	46	–
BALANCE – DECEMBER 31, 2017	$ 1,806	$ 230	$ 73	$ –	$ (2)	$ (46)	$ 25	$ 6,242	$ 8,303
Merger impact (Notes 3 and 11)	15,898	7	–	–	–	–	–	(1)	15,904
Net earnings	–	–	–	–	–	–	–	3,573	3,573
Other comprehensive (loss) income	–	–	(99)	54	(249)	(8)	(302)	–	(302)
Shares repurchased (Note 24)	(998)	(23)	–	–	–	–	–	(831)	(1,852)
Dividends declared	–	–	–	–	–	–	–	(1,273)	(1,273)
Effect of share-based compensation including issuance of common shares	34	17	–	–	–	–	–	–	51
Transfer of net actuarial gain on defined benefit plans	–	–	–	(54)	–	–	(54)	54	–
Transfer of net loss on sale of investment	–	–	19	–	–	–	19	(19)	–
Transfer of net loss on cash flow hedges	–	–	–	–	–	21	21	–	21
BALANCE – DECEMBER 31, 2018	$16,740	$ 231	$ (7)	$ –	$ (251)	$ (33)	$ (291)	$ 7,745	$24,425

1 The Company adopted IFRS 9 "Financial Instruments" in 2018 and reclassified available-for-sale investments as financial instruments measured at FVTOCI.
2 The Company divested its equity interests in the investment in ICL on January 24, 2018. The loss on sale of ICL of $(19) was transferred to retained earnings in 2018. The cumulative net unrealized gain at December 31, 2017 was $4.
3 Any amounts incurred during a period were closed out to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.
4 All equity transactions were attributable to common shareholders.

(See Notes to the Consolidated Financial Statements)





IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

Consolidated Balance Sheets

As at December 31		2018	2017 (Note 33)
ASSETS			
Current assets			
Cash and cash equivalents		$ 2,314	$ 116
Receivables	Note 14	3,342	489
Inventories	Note 15	4,917	788
Prepaid expenses and other current assets		1,089	72
		11,662	1,465
Assets held for sale	Note 10	–	1,858
		11,662	3,323
Non-current assets			
Property, plant and equipment	Note 16	18,796	12,971
Goodwill	Note 17	11,431	97
Other intangible assets	Note 17	2,210	69
Investments	Note 21	878	292
Other assets	Note 18	525	246
TOTAL ASSETS		$ 45,502	$ 16,998

(See Notes to the Consolidated Financial Statements)

As at December 31		2018	2017 (Note 33)
LIABILITIES			
Current liabilities			
Short-term debt	Note 22	$ 629	$ 730
Current portion of long-term debt	Note 23	1,003	–
Payables and accrued charges	Note 19	6,703	836
		8,335	1,566
Deferred income tax liabilities on assets held for sale	Note 10	–	36
		8,335	1,602
Non-current liabilities			
Long-term debt	Note 23	7,591	3,711
Deferred income tax liabilities	Note 9	2,907	2,205
Pension and other post-retirement benefit liabilities	Note 28	395	440
Asset retirement obligations and accrued environmental costs	Note 20	1,673	651
Other non-current liabilities		176	86
TOTAL LIABILITIES		21,077	8,695
SHAREHOLDERS' EQUITY			
Share capital	Note 24	16,740	1,806
Contributed surplus		231	230
Accumulated other comprehensive (loss) income		(291)	25
Retained earnings		7,745	6,242
TOTAL SHAREHOLDERS' EQUITY		24,425	8,303
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 45,502	$ 16,998

(See Notes to the Consolidated Financial Statements)

Approved by the Board of Directors,

Director

Director

2018 HIGHLIGHTS

- Increase in assets and liabilities primarily relates to the Merger of PotashCorp and Agrium.

TOTAL ASSETS

As at December 31
(%)

2018
41 Property, plant and equipment
25 Goodwill
26 Current assets
8 All other non-current assets

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY

As at December 31
(%)

2018
37 Share capital
17 All other shareholders' equity
17 Long-term debt
5 All other non-current liabilities
6 Deferred income tax liabilities
18 Current liabilities

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 1 DESCRIPTION OF BUSINESS

Nutrien Ltd. is an integrated ag solutions provider and plays a critical role in helping growers around the globe increase food production in a sustainable manner. The Company's Retail segment supplies key products and services directly to growers – including crop nutrients, crop protection and seed, as well as agronomic and application services. The Company produces the three essential nutrients – potash, nitrogen and phosphate – required to help farmers grow healthier, more abundant crops.

On January 1, 2018, PotashCorp and Agrium combined their businesses in a transaction by way of a plan of arrangement (the "Merger") by becoming wholly owned subsidiaries of a new parent company named Nutrien Ltd. (collectively with its subsidiaries, known as "Nutrien" or "the Company" except to the extent the context otherwise requires).

Nutrien is the world's largest provider of crop inputs and services. The Company is a corporation organized under the laws of Canada and its registered head office is located at Suite 500, 122—1st Avenue South, Saskatoon, Saskatchewan, Canada. As at December 31, 2018, the Company had assets as follows:

R Retail

- more than 1,700 retail facilities across the US, Canada, Australia and key areas of South America
- capability to formulate and distribute advanced proprietary crop protection products and nutritionals
- an innovative integrated digital platform for growers and crop consultants

Production (Owned)

K Potash

- six operations in the province of Saskatchewan

N Nitrogen

- eight production facilities in North America: four in the province of Alberta and one located in each of the states of Texas, Georgia, Louisiana and Ohio
- one large-scale operation in Trinidad
- seven upgrade facilities in North America: three in the province of Alberta and one in each of the states of Washington, Missouri, Georgia and Alabama
- 50 percent investment in Profertil S.A. ("Profertil"), a nitrogen producer based in Argentina
- 26 percent investment in Misr Fertilizers Production Company S.A.E. ("MOPCO"), a nitrogen producer based in Egypt

P Phosphate and Sulfate

- two mines and processing plants: one in each of the states of North Carolina and Florida
- a production facility in the province of Alberta
- phosphate feed plants in the states of Illinois, Missouri and Nebraska
- an industrial phosphoric acid plant in the state of Ohio

Others

- investment in Canpotex Ltd. ("Canpotex"), a Canadian potash export, sales and marketing company owned in equal shares by Nutrien and another potash producer
- 22 percent investment in Sinofert, a fertilizer supplier and distributor in China
- a phosphate processing plant in the state of Louisiana permanently shut down in 2018
- one potash operation in the province of New Brunswick that will be permanently shut down

Transportation and Distribution (Leased and Owned)

- leased or owned approximately 400 terminals and warehouses relating to the Company's production operations within North America, some of which have multi-product capability
- leased or owned approximately 15,000 railcars and approximately 31, 000 retail vehicles and application equipment in North America
- ownership in a joint venture that leases a dry bulk fertilizer port terminal in Brazil allowing for timely delivery of product
- leased four vessels for ammonia transportation
- owned one multi-purpose vessel used for molten sulfur and phosphoric acid transportation

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 2 BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect, with the exception of IFRS 9 "Financial Instruments" and IFRS 15 "Revenue from Contracts with Customers" which were adopted effective January 1, 2018. Figures for 2017 and prior reflect the historical operations of PotashCorp, the accounting acquirer. The financial statements and related notes of Nutrien in 2018 and beyond reflect the operations of Nutrien.

These consolidated financial statements were authorized by the Board of Directors for issue on February 20, 2019.

Where an accounting policy is applicable to a specific note to the statements, the policy is described within that note, with the related financial disclosures by major caption as noted in the table included on page 89. Certain of the Company's accounting policies that relate to the financial statements as a whole, as well as estimates and judgments it has made and how they affect the amounts reported in the consolidated financial statements, are disclosed in Note 32. New standards and amendments or interpretations that were either effective and applied by the Company during 2018 or that were not yet effective are described in Note 32. Sensitivity analyses included throughout the notes should be used with caution as the changes are hypothetical and not reflective of future performance. The sensitivities have been calculated independently of changes in other key variables. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities. These consolidated financial statements were prepared under the historical cost basis, except for items that IFRS requires to be measured at fair value.

NOTE 3 BUSINESS COMBINATIONS

The Company's business combinations include the Merger between PotashCorp and Agrium and the acquisition of Retail businesses, including farm centers in North America and Australia, digital agriculture, proprietary products and agricultural services. Assets acquired and liabilities assumed are measured at fair value.

Accounting Policies

- The acquisition method is followed.
- Consideration is measured at the aggregate of the fair values of assets transferred, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date.
- The acquisition date is the date the Company obtains control over the acquiree.
- Identifiable assets acquired and liabilities assumed are generally measured at fair value.
- Acquisition-related costs are recognized in net earnings as incurred.
- The excess of total consideration for each acquisition plus non-controlling interest in the acquiree, over the fair value of the identifiable net assets acquired, is recorded as goodwill.

Accounting Estimates and Judgments

- Purchase price allocation involves judgment in identifying assets acquired and liabilities assumed and estimation of their fair values.
- Judgment is required to determine which entity is the acquirer in a merger of equals. In identifying PotashCorp as the acquirer, the companies considered the voting rights of all equity instruments, the intended corporate governance structure of the combined company, the intended composition of senior management of the combined company and the size of each of the companies. In assessing the size of each of the companies, the companies evaluated various metrics. No single factor was the sole determinant in the overall conclusion that PotashCorp is the acquirer for accounting purposes; rather, all factors were considered in arriving at the conclusion.

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 3 BUSINESS COMBINATIONS CONTINUED

Merger

As described in Note 1, PotashCorp and Agrium combined their businesses in a merger of equals. Benefits of the Merger include operating synergies, primarily from the distribution and retail integration, production and expense optimization, and procurement savings.

Agrium was a retail distributor of agricultural crop inputs, providing growers with fertilizer, crop protection products, seed, services and solutions. Agrium was also one of the largest manufacturers of fertilizer in the world, producing and marketing all three major crop nutrients – nitrogen, potash and phosphate.

On January 1, 2018, the acquisition date, shareholders of PotashCorp received 0.400 common shares of Nutrien for each PotashCorp share held, and shareholders of Agrium received 2.230 common shares of Nutrien for each Agrium share held. The exchange ratios represent the respective closing share prices of each company's common shares at market close on the New York Stock Exchange ("NYSE") on August 29, 2016, the last trading day prior to when the companies announced that they were in preliminary discussions regarding a merger of equals, which is consistent with the weighted average prices through that date. The outstanding share-based compensation awards of PotashCorp and Agrium were replaced by Nutrien share-based compensation awards with substantially equivalent terms after adjusting for the applicable exchange ratio (refer to Note 29). Merger and related costs of $170 in 2018 were included in other expenses (2017 – $84).

The purchase price was determined based on the number of Agrium shares outstanding and its trading price on December 29, 2017. The share price reflects market participants' assumptions of the fair value of Agrium as a going concern, which exceeds the fair value of the assets acquired and liabilities assumed. This resulted in the recognition of goodwill in the amount of $11,185, none of which is deductible for income tax purposes. The value of goodwill is primarily attributable to: (a) the location and scale of the Retail distribution network; (b) the proximity of the nitrogen operations to sources of low-cost natural gas; (c) cost synergies associated with the reduction of selling, general and administrative expenses, in addition to the optimization of the rail fleet, distribution and logistics, and procurement; and (d) the assembled workforce, mostly related to the employees in the Retail distribution network.

Management completed an assessment in identifying and measuring all the assets acquired and liabilities assumed prior to the recognition of goodwill. This assessment included a thorough review of all internal and external sources of information available on circumstances that existed at the acquisition date. The Company engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts.

The final values that were allocated to Agrium's assets and liabilities as at January 1, 2018 based upon fair values were as follows:

Cash and cash equivalents	$ 466
Receivables [1]	2,600
Inventories	3,303
Prepaid expenses and other current assets	1,124
Assets held for sale [2]	95
Property, plant and equipment [3]	7,459
Goodwill [4]	11,185
Other intangible assets [4]	2,348
Investments	528
Other assets [5]	198
Total assets	29,306
Short-term debt	867
Payables and accrued charges [6]	5,239
Long-term debt	4,941
Deferred income tax liabilities	934
Pension and other post-retirement benefit liabilities	142
Asset retirement obligations and accrued environmental costs [6]	1,094
Other non-current liabilities	79
Total liabilities	13,296
Net assets (consideration for the Merger)	$ 16,010

1 Includes trade receivables with gross contractual amount of $2,247, of which $80 are considered to be uncollectible.
2 Relates to the assets held at the Company's Conda Phosphate operations and North Bend nitric acid operations. The sale was completed on January 12, 2018.
3 Refer to Note 16 for detailed information of property, plant and equipment acquired.
4 Refer to Note 17 for detailed information on other intangible assets acquired and the allocation of goodwill to groups of cash generating units ("CGUs").
5 Includes deferred income tax assets of $158.
6 Refer to Note 20 for detailed information of asset retirement obligations and accrued environmental costs acquired. Included in payables and accrued charges is $39 related to the current portion of asset retirement obligations and accrued environmental costs.

The significant fair value considerations included in the allocation of purchase price are discussed below:

Property, Plant and Equipment

The fair value was primarily determined using a market approach for land and certain types of personal property, and a replacement cost approach for the remaining property, plant and equipment. The market approach for land and certain types of personal property represents a sales comparison that measures the value of an asset through an analysis of sales and offerings of comparable assets. The replacement cost approach used for all other depreciable property, plant and equipment measures the value of an asset by estimating the cost to acquire or construct comparable assets and adjusts for age and condition of the asset.

FINANCIAL STATEMENTS AND NOTES

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 3 BUSINESS COMBINATIONS CONTINUED

Other Intangible Assets
Other intangible assets primarily consist of acquired customer relationships, brands, proprietary technology, trademarks and trade names. The fair value of customer-related assets was determined using the excess earnings method, an income approach. In determining the fair value of customer relationships, a segment of customers was identified where the sales from these customers are driven by factors such as relationships with the Company and its employees and, as such, fair value was associated with customer relationships. Segmenting customers is a matter of judgment and includes factors such as the size of the customer and customer behavior patterns.

Long-Term Debt
The fair value of debentures was determined based on comparable debt instruments with similar maturities, adjusted where necessary to Agrium's credit spread, based on information published by financial institutions.

Asset Retirement Obligations and Accrued Environmental Costs
Asset retirement obligations for phosphate sites are expected to be paid over the next 68 years, while asset retirement obligations for potash and nitrogen sites are expected to be paid after that time. The fair value for environmental costs was determined using a decision-tree approach of future costs and a risk premium to capture the compensation sought by risk-averse market participants for bearing the uncertainty inherent in the cash flows of the liability. Accrued environmental costs are expected to be paid over a period extending up to 30 years and were discounted using a credit adjusted risk-free rate.

Financial Information Related to the Acquired Operations of Agrium

The following table provides "gross sales" and "net earnings from continuing operations before income taxes":

	2018
Summary results of acquired operations of Agrium [1]	
Sales	$ 14,551
Net earnings from continuing operations before income taxes	$ 546

1 Results of acquired operations included in the Company's consolidated statements of earnings for 2018.

Retail Acquisitions

During the year, the Retail segment acquired 53 farm centers in North America and Australia and companies operating within the digital agriculture, proprietary products and agricultural services business. Benefits of the acquisitions include expansion of geographical coverage for the sale of crop input products, increased customer base and workforce, continued growth in the digital agricultural field and synergies between Nutrien and the acquired businesses.

The values allocated to the acquired assets and assumed liabilities based upon fair values were as follows as at December 31:

	2018
Working capital	$ 116
Property, plant and equipment	107
Goodwill [1]	197
Other intangible assets	8
Other non-current assets	14
Other non-current liabilities	(9)
Total consideration	$ 433

1 Goodwill was calculated as the difference between the amount of consideration transferred and the net identifiable assets acquired. Goodwill resulting from the acquisition is attributed to the assembled workforce, value of potential increase in customer base and synergies between Nutrien and the acquired companies.

	2018
Financial information related to business acquisitions [1]	
Sales from date of acquisition	$ 213
Net earnings from continuing operations before income taxes from date of acquisition	$ 10

1 Estimated annual sales and earnings before finance costs, income taxes, and depreciation and amortization if acquisitions occurred at the beginning of the year are approximately $441 and $42, respectively.

On February 5, 2019, the Company announced the planned acquisition of Actagro, LLC, a developer, manufacturer and marketer of environmentally sustainable soil and plant health products and technologies for an estimated purchase price of $340. Closing of the transaction is subject to US regulatory approval and is expected to be completed in the first half of 2019.

NOTE 4 | SEGMENT INFORMATION

The Company has four reportable operating segments: Retail, Potash, Nitrogen, and Phosphate and Sulfate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and provides services directly to growers through a network of farm centers in North and South America and Australia. The Potash, Nitrogen, and Phosphate and Sulfate segments are differentiated by the chemical nutrient contained in the products that each produces.

Accounting Policies

Operating Segments

Prior to the Merger, the Company identified the Chief Executive Officer as the Chief Operating Decision Maker ("CODM") under IFRS and used gross margin to measure the segments' profit or loss. The operating segments were limited to the following: Potash, Nitrogen and Phosphate. The changes in the structure of the Company's internal organization as a result of the Merger caused the composition of the operating segments to change as well as who the Company identified to be the CODM.

Post-Merger, the Company identified the Executive Leadership Team ("ELT"), comprised of officers at the Executive Vice President level and above, as the CODM. The CODM uses net (loss) earnings before finance costs, income taxes, and depreciation and amortization ("EBITDA") to measure performance and allocate resources to the operating segments. The CODM believes EBITDA to be an important measure as it excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the Company's day-to-day operations.

In 2019, the Company's CODM reassessed product groupings and decided to evaluate the performance of sulfate products as part of the Nitrogen segment, rather than the Phosphate and Sulfate segment; therefore, future comparative figures will be restated for the change in the composition of the segments, which will result in an increase in the Nitrogen segment and a decrease in the Phosphate and Sulfate segment. For the year ended December 31, 2018, this change will be approximately $121, $42, and $69 in sales, gross margin and EBITDA, respectively.

Revenue

The Company recognizes revenue when it transfers control over a good or service to a customer.

Retail	Potash, Nitrogen, and Phosphate and Sulfate
Transfer of control for the sale of goods	
At the point in time when the product is:	At the point in time when the product is:
• purchased at the Company's Retail farm center or	• loaded for shipping or
• delivered and accepted by customers at their premises	• delivered to the customer
Transfer of control for services	
When the promised service is rendered	When the promised service is rendered

Retail

Sales revenue consists primarily of:

- Crop nutrients – sales of dry and liquid macronutrient products which include nitrogen, potash and phosphate, proprietary liquid micronutrient products and nutrient application services;
- Crop protection products – sales of various third-party supplier and proprietary products designed to maintain crop quality and manage plant diseases, weeds, and other pests;

Accounting Estimates and Judgments

Operating Segments

Judgment is used in determining the composition of the reportable segments based on factors including risks and returns, internal organization, and internal reports reviewed by the CODM.

Certain expenses are allocated across segments based on an appropriate basis such as production capacities or historical trends.

Revenue

For product sales which contain volume rebates, revenue is recognized to the extent that it is highly probable that significant reversals will not occur using the most likely method and accumulated experience.

Returns and incentives are estimated based on historical and forecasted data, contractual terms and current conditions. Due to the nature of goods and services sold, any single estimate would have only a negligible impact on revenue recognition.

FINANCIAL STATEMENTS AND NOTES

NOTE 4 SEGMENT INFORMATION CONTINUED

Accounting Policies

- Seed – various third-party supplier seed brands and proprietary seed product lines;
- Merchandise – sales of fencing, feed supplements, livestock-related animal health products, storage and irrigation equipment, and other products; and
- Services and other revenues – sales of product application, soil and leaf testing, crop scouting and precision agriculture services, financial services and livestock marketing.

Provisions for returns, trade discounts and rebates are deducted from sales revenue.

Potash, Nitrogen, and Phosphate and Sulfate

The Company manufactures and sells potash, nitrogen, and phosphate and sulfate products. While agriculture is the Company's primary market, it also produces products for animal nutrition and industrial uses.

The Company's sales revenue is recorded and measured based on the "freight on board" mine, plant, warehouse or terminal price specified in the contract (except for certain vessel sales or specific product sales that are shipped and recorded on a delivered basis), which reflects the consideration the Company expects to be entitled to in exchange for the goods or services, net of any variable consideration (e.g., any trade discounts or estimated volume rebates). Where volume rebates are provided for in customer contracts, the Company estimates revenue at the earlier of the most likely amount of consideration expected to be received or when the consideration becomes fixed. The Company's customer contracts may provide certain product quality specification guarantees but do not generally provide for refunds or returns.

Sales prices are based on North American and International benchmark market prices which are variable and subject to global supply and demand, and competitive factors.

	Potash	Nitrogen	Phosphate and Sulfate
Products	• North American – primarily granular • Offshore (International) – primarily granular and standard	• Ammonia, urea, urea ammonium nitrate, and industrial grade ammonium nitrate	• Solid fertilizer, liquid fertilizer, industrial products and feed products
Sales prices impacted by	• North American prices referenced at delivered prices (including transportation and distribution costs) • International prices referenced at the mine site (excluding transportation and distribution costs)	• Global energy costs and supply	• Global ammonia and sulfur costs and supply

Other

The Company does not provide general warranties. Intersegment sales are made under terms that approximate market value. Transportation costs are generally recovered from the customer through sales pricing.

Seasonality in the Company's business results from increased demand for products during planting season. Crop input sales are generally higher in spring and fall crop input application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. The Company's cash collections generally occur after the application season is complete while customer prepayments are concentrated in December and January.

Accounting Estimates and Judgments

NOTE 4 SEGMENT INFORMATION CONTINUED

Supporting Information

Financial information on each of these segments is summarized in the following tables:

2018	Retail	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Consolidated
Sales – third party	$12,620	$ 2,796	$ 2,651	$ 1,569	$ –	$ –	$19,636
– intersegment	50	220	566	328	–	(1,164)	–
Sales – total	12,670	3,016	3,217	1,897	–	(1,164)	19,636
Freight, transportation and distribution	–	(349)	(358)	(230)	–	73	(864)
Net sales	12,670	2,667	2,859	1,667	–	(1,091)	
Cost of goods sold	(9,635)	(1,183)	(2,079)	(1,539)	–	1,056	(13,380)
Gross margin	3,035	1,484	780	128	–	(35)	5,392
Selling expenses	(2,303)	(14)	(32)	(10)	22	–	(2,337)
General and administrative expenses	(100)	(10)	(20)	(9)	(400)	–	(539)
Provincial mining and other taxes	–	(244)	(3)	(1)	(2)	–	(250)
Impairment of property, plant and equipment (Note 16)	–	(1,809)	–	–	–	–	(1,809)
Other income (expenses)	75	(14)	8	(6)	(106)	–	(43)
Earnings (loss) before finance costs and income taxes	707	(607)	733	102	(486)	(35)	414
Depreciation and amortization	499	404	429	206	54	–	1,592
EBITDA [1]	$ 1,206	$ (203)	$ 1,162	$ 308	$ (432)	$ (35)	$ 2,006
Assets [2]	$17,964	$11,710	$10,009	$ 2,783	$ 3,678	$ (642)	$45,502

1 EBITDA is a non-IFRS measure calculated as net (loss) earnings from continuing operations before finance costs, income taxes, and depreciation and amortization. Nutrien uses EBITDA as a supplemental measure. Generally, this measure is a numerical measure of a company's performance, that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. In evaluating this measure, investors should consider that the methodology applied in calculating this measure may differ among companies and analysts. The Company uses both IFRS and certain non-IFRS measures to assess performance. Management believes the non-IFRS measures provide useful supplemental information to investors in order that they may evaluate Nutrien's financial performance using the same measures as management. Management believes that, as a result, the investor is afforded greater transparency in assessing the financial performance of the Company. This non-IFRS financial measure should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS.

2 Included in the Nitrogen and Retail segments are $428 and $208 relating to equity-accounted investees, respectively, as described in Note 21.



EBITDA BY SEGMENT

($ millions)

● Retail   ● Potash   ● Nitrogen   ● Phosphate and Sulfate   ● Others and Eliminations

FINANCIAL STATEMENTS AND NOTES

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 4 SEGMENT INFORMATION CONTINUED

2017	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Consolidated
Sales – third party	$ 1,868	$ 1,395	$ 1,284	$ –	$ –	$ 4,547
– intersegment	–	74	–	–	(74)	–
Sales – total	1,868	1,469	1,284	–	(74)	4,547
Freight, transportation and distribution	(235)	(129)	(173)	–	–	(537)
Net sales	1,633	1,340	1,111	–	(74)	
Cost of goods sold [1]	(829)	(1,084)	(1,477)	–	74	(3,316)
Gross margin	804	256	(366)	–	–	694
Selling expenses	(7)	(14)	(6)	(2)	–	(29)
General and administrative expenses	(7)	(4)	(4)	(170)	–	(185)
Provincial mining and other taxes	(146)	–	–	–	–	(146)
Other expenses	(19)	(3)	(4)	(99)	–	(125)
Earnings (loss) before finance costs and income taxes	625	235	(380)	(271)	–	209
Depreciation and amortization	232	203	220	37	–	692
EBITDA	$ 857	$ 438	$ (160)	$ (234)	$ –	$ 901
Assets [2]	$ 9,756	$ 2,577	$ 1,938	$ 2,727	$ –	$ 16,998

1 Included in the Phosphate and Sulfate segment is $305 of impairment of property, plant and equipment as described in Note 16.
2 Included in the total assets relating to the Others segment is $1,858 relating to the investments held for sale as described in Note 10.

Financial information by geographic area is summarized in the following tables:

	Country of Origin					
2018	**United States**	**Canada**	**Australia**	**Trinidad**	**Other**	**Consolidated**
Sales to customers outside the Company						
United States	$ 10,488	$ 1,249	$ –	$ 153	$ 1	$ 11,891
Canada	208	2,582	–	–	–	2,790
Australia	2	–	1,679	–	–	1,681
Canpotex [1]	–	1,657	–	–	–	1,657
Mexico	70	–	–	15	–	85
Trinidad	9	–	–	181	–	190
Argentina	9	–	–	–	378	387
Brazil	38	–	–	–	74	112
Colombia	9	–	–	42	–	51
Other Latin America	20	–	–	59	92	171
India	151	–	–	–	–	151
Europe	11	58	67	93	83	312
Other	22	–	100	32	4	158
	$ 11,037	$ 5,546	$ 1,846	$ 575	$ 632	$ 19,636
Non-current assets [2]	$ 14,501	$ 17,100	$ 607	$ 570	$ 621	$ 33,399

1 As described in Note 1, Canpotex executed offshore marketing, sales and distribution functions for certain of the Company's products. Canpotex's 2018 sales volumes were made to: Latin America 33%, China 18%, India 10%, Other Asian markets 31%, other markets 8% (Note 30).
2 Includes non-current assets other than financial instruments, deferred tax assets and post-employment benefit assets.

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 4 SEGMENT INFORMATION CONTINUED

2017	Country of Origin				
	United States	Canada	Trinidad	Other	Consolidated
Sales to customers outside the Company					
United States	$ 1,657	$ 784	$ 274	$ –	$ 2,715
Canada	194	95	–	–	289
Canpotex [1]	–	988	–	–	988
Mexico	76	–	9	–	85
Trinidad	–	–	132	–	132
Brazil	26	1	–	–	27
Colombia	12	–	36	–	48
Other Latin America	26	–	42	–	68
India	97	–	7	–	104
Other	10	–	81	–	91
	$ 2,098	$ 1,868	$ 581	$ –	$ 4,547
Non-current assets [2]	$ 3,259	$ 9,501	$ 554	$ 6	$ 13,320

1 Canpotex's 2017 sales volumes were made to: Latin America 30%, China 18%, India 12%, Other Asian markets 33%, other markets 7% (Note 30).
2 Includes non-current assets other than financial instruments, deferred tax assets and post-employment benefit assets.

SALES TO CUSTOMERS
(%)


2018
60 United States
14 Canada
9 Australia
8 Canpotex
5 Latin America
2 Europe
1 India
1 All others

NON-CURRENT ASSETS BY COUNTRY OF ORIGIN
(%)


2018
51 Canada
43 United States
2 Australia
2 Trinidad
2 Other

The Company disaggregated revenue from contracts with customers by product line or geographic location for each reportable segment to show how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

	Year Ended December 31,	
Retail sales by product line	**2018**	2017
Crop nutrients	$ 4,577	$ –
Crop protection products	4,862	–
Seed	1,687	–
Merchandise	734	–
Services and other	810	–
	$ 12,670	$ –
Manufactured Potash sales by geography		
North America	$ 1,359	$ 878
Offshore [1]	1,657	990
	$ 3,016	$ 1,868

1 Relates primarily to Canpotex (Note 30).

	Year Ended December 31,	
Nitrogen sales by product line	**2018**	2017
Manufactured Product		
Ammonia	$ 1,061	$ 628
Urea	979	330
Solutions and nitrates	729	478
Other nitrogen and purchased products	448	33
	$ 3,217	$ 1,469
Phosphate and Sulfate sales by product line		
Manufactured Product		
Fertilizer	$ 1,141	$ 739
Industrial and Feed	469	537
Ammonium sulfate	96	–
Other phosphate and purchased products	191	8
	$ 1,897	$ 1,284

FINANCIAL STATEMENTS AND NOTES

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 5 NATURE OF EXPENSES

Accounting Policies

Cost of goods sold represents the cost of purchasing products for resale and costs primarily incurred at, and charged to, producing facilities.

The primary components of selling and general and administrative expenses are compensation, other employee costs, depreciation and amortization, other operating leases, and fleet fuel, repairs and maintenance.

Supporting Information

Expenses by nature were comprised of:

	Cost of Goods Sold		Other		Total	
	2018	2017 (Note 33)	**2018**	2017 (Note 33)	**2018**	2017 (Note 33)
Purchased and produced raw materials and product for resale [1]	$ 11,145	$ 1,724	$ –	$ –	$ 11,145	$ 1,724
Depreciation and amortization	1,038	655	554	37	1,592	692
Employee costs [2]	713	563	1,236	113	1,949	676
Freight (direct and indirect)	303	–	631	372	934	372
Impairment of property, plant and equipment (Note 16)	–	305	–	–	–	305
Offsite warehouse costs [3]	–	–	69	47	69	47
Railcar and vessel costs [3]	–	–	131	102	131	102
Merger and related costs	–	–	170	84	170	84
Other operating leases	38	–	110	–	148	–
Fleet fuel, repairs and maintenance	–	–	183	–	183	–
Other	143	69	699	121	842	190
Total	$ 13,380	$ 3,316	$ 3,783	$ 876	$ 17,163	$ 4,192
Expenses included in:						
Freight, transportation and distribution					$ 864	$ 537
Cost of goods sold					13,380	3,316
Selling expenses					2,337	29
General and administrative expenses					539	185
Other expenses					43	125

1 Significant expenses include: contract services, supplies, energy, fuel, purchases of raw material (natural gas – feedstock, sulfur, ammonia and reagents) and product for resale (crop nutrients and protection products, and seed).
2 Includes employee benefits and share-based compensation. In 2018, employee costs also include a $157 gain on curtailment of defined benefit pension and other post-retirement benefit plans ("Defined Benefit Plans Curtailment Gain") as described in Note 28.
3 Includes expenses relating to operating leases.

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 6 PROVINCIAL MINING AND OTHER TAXES

Under Saskatchewan provincial legislation, the Company is subject to resource taxes, including the potash production tax and the resource surcharge.

	2018	2017 (Note 33)
Saskatchewan potash production tax	$ 160	$ 95
Saskatchewan resource surcharge and other	90	51
	$ 250	$ 146

NOTE 7 OTHER EXPENSES

	2018	2017 (Note 33)
Merger and related costs	$ (170)	$ (84)
Defined Benefit Plans Curtailment Gain (Note 28)	157	–
Foreign exchange gain (loss)	10	(21)
Other expenses	(40)	(20)
	$ (43)	$ (125)

NOTE 8 FINANCE COSTS

	2018	2017
Interest expense		
Short-term debt	$ 129	$ 9
Long-term debt	372	206
Unwinding of discount on asset retirement obligations (Note 20)	51	17
Interest on net defined benefit pension and other post-retirement plan obligations (Note 28)	15	19
Borrowing costs capitalized to property, plant and equipment	(12)	(11)
Interest income	(17)	(2)
	$ 538	$ 238

Borrowing costs capitalized to property, plant and equipment in 2018 were calculated by applying an average capitalization rate of 4.4 percent (2017 – 4.4 percent) to expenditures on qualifying assets.

See Note 12 for interest paid.

NOTE 9 INCOME TAXES

This note explains the Company's income tax recovery and tax-related balances within the consolidated financial statements. The deferred tax section provides information on expected future tax payments.

Accounting Policies

The Company operates in a specialized industry and in several tax jurisdictions. As a result, its income is subject to various rates of taxation. Taxation on items recognized in the consolidated statements of earnings, other comprehensive income ("OCI") or contributed surplus is recognized in the same location as those items.

Taxation on (loss) earnings is comprised of current and deferred income tax.

Current income tax is:
- the expected tax payable on the taxable earnings for the year;
- calculated using rates enacted or substantively enacted at the dates of the consolidated balance sheets in the countries where the Company's subsidiaries, held for sale investees and equity-accounted investees operate and generate taxable earnings; and
- inclusive of any adjustment to income tax payable or recoverable in respect of previous years.

Deferred income tax is:
- recognized using the liability method;
- based on temporary differences between financial statements' carrying amounts of assets and liabilities and their respective income tax bases; and
- determined using tax rates that have been enacted or substantively enacted by the dates of the consolidated balance sheets and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Uncertain income tax positions are accounted for using the standards applicable to current income tax liabilities and assets, i.e., both liabilities and assets are recorded when probable and measured at the amount expected to be paid to (recovered from) the taxation authorities using the Company's best estimate of the amount.

Deferred income tax is not accounted for:
- with respect to investments in subsidiaries and equity-accounted investees where the Company is able to control the reversal of the temporary difference and that difference is not expected to reverse in the foreseeable future; and
- if arising from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss.

The realized and unrealized excess tax benefits from share-based payment arrangements are recognized in contributed surplus as current and deferred tax, respectively.

Deferred income tax assets are reviewed at each balance sheet date and amended to the extent that it is no longer probable that the related tax benefit will be realized.

Income tax assets and liabilities are offset when:

For current income taxes, the Company has:
- a legally enforceable right to offset the recognized amounts [1] ; and
- the intention to settle on a net basis or realize the asset and settle the liability simultaneously.

For deferred income taxes:
- the Company has a legally enforceable right to set off current tax assets against current tax liabilities; and
- they relate to income taxes levied by the same taxation authority on either: 1) the same taxable entity; or 2) different taxable entities intending to settle current tax liabilities and assets on a net basis, or realize assets and settle liabilities simultaneously in each future period. [2]

Accounting Estimates and Judgments

Estimates and judgments to determine the Company's taxes are impacted by:
- the breadth of the Company's operations; and
- global complexity of tax regulations.

The final taxes paid, and potential adjustments to tax assets and liabilities, are dependent upon many factors including:
- negotiations with taxation authorities in various jurisdictions;
- outcomes of tax litigation; and
- resolution of disputes arising from federal, provincial, state and local tax audits.

Estimates and judgments are used to recognize the amount of deferred tax assets, which:
- includes the probability that future taxable profit will be available to use deductible temporary differences, and could be reduced if projected earnings are not achieved or increased if earnings previously not projected become probable.

---

1   For income taxes levied by the same taxation authority and the authority permits the Company to make or receive a single net payment or receipt.
2   In which significant amounts of deferred tax liabilities or assets expected are to be settled or recovered.

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

Supporting Information

Income Taxes included in Net (Loss) Earnings from Continuing Operations

The provision for income taxes differs from the amount that would have resulted from applying the Canadian statutory income tax rates to (loss) earnings before income taxes as follows:

	2018	2017
(Loss) earnings before income taxes		
Canada	$ (1,195)	$ 123
United States	619	(271)
Trinidad	98	95
Australia	96	–
Other	258	24
	$ (124)	$ (29)
Canadian federal and provincial statutory income tax rate	27%	27%
Income tax at statutory rates	$ 33	$ 8
Adjusted for the effect of:		
Impact of foreign tax rates (US, Trinidad, Australia and other)	58	(25)
Production-related deductions	15	14
Non-taxable income	10	–
Foreign accrual property income	(15)	(3)
Impact of tax rate changes	–	187
Other	(8)	2
Income tax recovery included in net (loss) earnings from continuing operations	$ 93	$ 183

Total income tax recovery, included in net (loss) earnings from continuing operations, was comprised of the following:

	2018	2017
Current income tax		
Tax expense for current year	$ (195)	$ (70)
Adjustments in respect of prior years	15	(20)
Total current income tax expense	(180)	(90)
Deferred income tax		
Origination and reversal of temporary differences	283	69
Adjustments in respect of prior years	(12)	20
Impact of tax rate changes	–	187
Other	2	(3)
Total deferred income tax recovery	273	273
Income tax recovery included in net (loss) earnings from continuing operations	$ 93	$ 183

Income Tax Balances

Income tax balances within the consolidated balance sheets as at December 31 were comprised of the following:

Income Tax Assets (Liabilities)	Balance Sheet Location	2018	2017
Current income tax assets			
Current	Receivables (Note 14)	$ 248	$ 24
Long-term	Other assets (Note 18)	36	64
Deferred income tax assets	Other assets (Note 18)	216	18
Total income tax assets		$ 500	$ 106
Current income tax liabilities			
Current	Payables and accrued charges (Note 19)	$ (47)	$ (16)
Non-current	Other non-current liabilities	(64)	(43)
Deferred income tax liabilities	Deferred income tax liabilities	(2,907)	(2,205)
Total income tax liabilities		$ (3,018)	$ (2,264)

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 9 INCOME TAXES CONTINUED

Deferred Income Taxes

In respect of each type of temporary difference, unused tax loss and unused tax credit, the amounts of deferred tax assets and liabilities recognized in the consolidated balance sheets as at December 31 and the amount of the deferred tax recovery (expense) recognized in net (loss) earnings from continuing operations were:

	Deferred Income Tax Assets (Liabilities)		Deferred Income Tax Recovery (Expense) Recognized in Net Earnings	
	2018	2017	**2018**	2017
Deferred income tax assets				
Asset retirement obligations and accrued environmental costs	$ 412	$ 120	$ (11)	$ (56)
Tax loss and other carryforwards	261	13	198	(105)
Pension and other post-retirement benefit liabilities	130	124	(44)	(22)
Long-term debt	110	–	(10)	–
Receivables	58	–	3	–
Inventories	54	4	13	(2)
Derivatives	17	13	(15)	–
Other assets	57	11	(18)	(11)
Deferred income tax liabilities				
Property, plant and equipment	(3,218)	(2,441)	132	472
Goodwill and other intangible assets	(546)	(17)	31	–
Other liabilities	(26)	(14)	(6)	(3)
	$ (2,691)	$ (2,187)	$ 273	$ 273

Reconciliation of net deferred income tax liabilities:

	2018	2017
Balance, beginning of year	$ (2,187)	$ (2,453)
Merger impact (Note 3)	(776)	–
Income tax recovery recognized in net (loss) earnings from continuing operations	273	273
Income tax recovery recognized in net earnings from discontinued operations	17	–
Income tax charge recognized in OCI	(22)	(43)
Reclassified as held for sale	–	36
Other	4	–
Balance, end of year	$ (2,691)	$ (2,187)

Amounts and expiry dates of unused tax losses and unused tax credits as at December 31, 2018 were:

	Amount	**Expiry Date**
Unused operating losses	$ 1,083	2020 – Indefinite
Unused capital losses	$ 795	Indefinite
Unused investment tax credits	$ 46	2019 – 2037

The unused tax losses and credits with no expiry dates can be carried forward indefinitely.

As at December 31, 2018, the Company had $932 of tax losses for which it did not recognize deferred tax assets.

The Company has determined that it is probable that all recognized deferred tax assets will be realized through a combination of future reversals of temporary differences and taxable income.

The aggregate amount of temporary differences associated with investments in subsidiaries and equity-accounted investees, for which deferred tax liabilities have not been recognized, as at December 31, 2018 was $8,710 (2017 – $5,252).

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 10 DISCONTINUED OPERATIONS

Held for Sale and Discontinued Operations

Accounting Policies

The Company classifies assets and liabilities as held for sale if it is highly probable that the carrying value will be recovered through a sale transaction within one year rather than through continuing use.

Discontinued operations represent a component of the Company's business that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographic area of operations or is a part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations.

The Company's significant policies include:

- cessation of equity accounting for associates and joint ventures at the date the investments were classified as held for sale;
- measurement of assets at the lower of carrying amount and fair value less costs to sell, with the exception of financial assets measured at FVTOCI;
- unrealized gains and losses on remeasurement of investments measured at FVTOCI are recorded, net of related income taxes, to OCI;
- dividends received are recorded on the consolidated statements of earnings; and
- the comparative statements of earnings and OCI are restated as if the operation had been discontinued from the start of the comparative year.

Accounting Estimates and Judgments

Expected cost to sell the investments requires estimation, which is based on several factors such as historical trends of similar types of investments sold, the percentage of investments held relative to the total shares in circulation and the type of the investment.

Judgment involves determining:

- whether the highly probable standard is met and the date when equity accounting ceases; and
- if the business component for sale or disposal meets the criteria of a discontinued operation.

The Company's investments in SQM, ICL and APC were classified as held for sale and as discontinued operations in December 2017, due to regulatory requirements to dispose of these investments in connection with the Merger.

As of December 31, 2018, the Company completed all required divestitures and retained no residual interests as outlined below:

For the year ended December 31, 2018	Proceeds [1]	Gain (Loss) on Sale	Gain (Loss) on Sale Net of Income Taxes	AOCI	Net Earnings and Retained Earnings
Shares in SQM	$ 5,126	$ 4,278	$ 3,366	$ –	$ 3,366
Shares in ICL	685	(19)	(19)	(19)	–
Shares in APC	501	121	126	–	126
Conda Phosphate operations	98	–	–	–	–
Total Sale	$ 6,410	$ 4,380	$ 3,473	$ (19)	$ 3,492

1 Proceeds are net of commissions.

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 10 DISCONTINUED OPERATIONS CONTINUED

Supporting Information

Assets and liabilities held for sale as at December 31, 2017 were comprised of:

	2017
ASSETS	
Investments in SQM and APC	$ 1,146
Investment in ICL	708
Current tax asset	4
Assets held for sale	$ 1,858
LIABILITIES	
Payables and accrued charges	$ –
Deferred income tax liabilities	36
Liabilities on assets held for sale	$ 36

Net earnings from discontinued operations for the years ended December 31 were as follows:

	2018	2017 [1]
Gain on disposal of investments in SQM and APC	$ 4,399	$ –
Dividend income of SQM, APC and ICL [2]	156	24
Share in earnings of SQM and APC [2]	–	151
Income tax expense [3]	(951)	(2)
Net earnings from discontinued operations	$ 3,604	$ 173

1 Share of earnings, dividend income and income tax recovery pertaining to these investments were reclassified from loss before income taxes and income tax recovery to net earnings from discontinued operations on the consolidated statements of earnings.

2 The Company's investments in SQM and APC were classified as discontinued operations in the later part of 2017 and, as a result, equity accounting in respect of these investments ceased.

3 For 2018, income tax (expense) recovery is comprised of $(912) relating to the disposals of SQM shares, including the repatriation of the net proceeds, and $(39) relating to earnings from discontinued operations ($(18) for the planned repatriation of the remaining excess cash available in Chile, $(26) for the repatriation of dividend income received from SQM and $5 relating to APC).

Cash flows from discontinued operations for the year ended December 31 were as follows:

	2018	2017
Cash provided by operating activities		
Dividends from discontinued operations	$ 156	$ 176
Income tax related to the disposal of discontinued operations	(26)	–
Dividends from discontinued operations, net of tax	$ 130	$ 176
Cash provided by investing activities		
Proceeds from disposal of discontinued operations [1]	$ 6,371	$ –
Income tax related to the disposal of discontinued operations	(977)	–
Proceeds from disposal of discontinued operations, net of tax	$ 5,394	$ –

1 Excludes a receivable of $39 to be collected in 2019.

NOTE 11 NET EARNINGS PER SHARE

Basic net earnings per share provides a measure of the interests of each ordinary common share in the Company's performance over the year. Diluted net earnings per share adjusts basic net earnings per share for the effects of all dilutive potential common shares.

	2018 [1]	2017
WEIGHTED AVERAGE NUMBER OF COMMON SHARES	624,900,000	840,079,000
Dilutive effect of stock options [2]	– [3]	199,000
Dilutive effect of share-settled performance share units ("PSUs") [4]	– [3]	38,000
Weighted average number of diluted common shares	624,900,000	840,316,000

1 The number of shares, stock options and share-settled PSUs reflect the Merger. Refer to Note 3 for details.
2 Diluted effect of stock options assumes exercise of all stock options with exercise prices at or below the average market price for the year would increase the denominator, and the denominator would be decreased by the number of shares that the Company could have repurchased if it had assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the year.
3 The diluted weighted average share calculations excluded an additional 658,000 stock options and 137,000 equity-settled PSUs due to their anti-dilutive effect.
4 Diluted effect of PSUs assumes the denominator would be increased by the total of the additional share-settled PSUs that could be issued if vesting criteria are achieved.

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 11 NET EARNINGS PER SHARE CONTINUED

Options excluded from the calculation of diluted net earnings per share due to the option exercise prices being greater than the average market price of common shares were as follows:

	2018	2017
Number of options excluded	5,721,656	12,304,351
Performance option plan years fully excluded	2009-2015	2008-2015, 2017
Stock option plan years fully excluded	2015, 2018	–

NOTE 12 CONSOLIDATED STATEMENTS OF CASH FLOWS

Accounting Policy

Highly liquid investments with a maturity of three months or less from the date of purchase are considered to be cash equivalents.

Supporting Information

For the years ended December 31	2018	2017
		(Note 33)
RECONCILIATION OF CASH PROVIDED BY OPERATING ACTIVITIES		
Net earnings	$ 3,573	$ 327
Adjustments to reconcile net earnings to cash provided by operating activities		
Gain on sale of investments in SQM and APC	(4,399)	–
Income tax related to the sale of the investment in SQM	977	–
Depreciation and amortization	1,592	692
Impairment of property, plant and equipment (Note 16)	1,809	305
Share-based compensation (Note 29)	116	11
Recovery of deferred income tax	(290)	(273)
Other long-term liabilities and miscellaneous	(188)	91
Subtotal of adjustments	(383)	826
CHANGES IN NON-CASH OPERATING WORKING CAPITAL		
Receivables	(153)	47
Inventories	(887)	(10)
Prepaid expenses and other current assets	561	(13)
Payables and accrued charges	(659)	48
Subtotal of changes in non-cash operating working capital	(1,138)	72
CASH PROVIDED BY OPERATING ACTIVITIES	$ 2,052	$ 1,225
SUPPLEMENTAL CASH FLOWS DISCLOSURES		
Interest paid	$ 507	$ 198
Income taxes paid	$ 1,155	$ 83

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 12 CONSOLIDATED STATEMENTS OF CASH FLOWS CONTINUED

The following is a summary of changes in liabilities arising from financing activities:

	Short-Term Debt and Current Portion of Long-Term Debt [1]	Long-Term Debt	Total
Balance – December 31, 2017	$ 730	$ 3,711	$ 4,441
Debt acquired in Merger (Note 3)	878	4,930	5,808
Cash flows [1]	(927)	(12)	(939)
Reclassifications	1,023	(1,023)	–
Foreign currency translation and other non-cash changes	(72)	(15)	(87)
Balance – December 31, 2018	$ 1,632	$ 7,591	$ 9,223
Balance – December 31, 2016	$ 884	$ 3,707	$ 4,591
Cash flows [1]	(159)	(1)	(160)
Non-cash changes	5	5	10
Balance – December 31, 2017	$ 730	$ 3,711	$ 4,441

1 Cash inflows and cash outflows arising from short-term debt transactions are presented on a net basis.

NOTE 13 FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

Outlined below are the Company's financial instruments, related risk management objectives, policies and exposure, sensitivity and monitoring strategies to financial risks.

Accounting Policies

Financial instruments are classified and measured as follows:

	Fair Value Through Profit or Loss ("FVTPL")	FVTOCI	Financial Assets and Liabilities at Amortized Cost [1]
Instrument type	Cash and cash equivalents and derivatives	Equity investments not held for trading	Receivables, short-term debt, payables and accrued charges, long-term debt, other long-term debt instruments
Measurement	Fair value	Fair value	Amortized cost
Fair value gains and losses	Profit or loss	OCI [2]	–
Interest and dividends	Profit or loss	Profit or loss	Profit or loss: effective interest rate
Impairment of assets	–	–	Profit or loss
Foreign exchange	Profit or loss	OCI	Profit or loss
Transaction costs	Profit or loss	OCI	Included in cost of instrument

1 Amortized cost is applied if the objective of the business model for the instrument or group of instruments is to hold the asset to collect the contractual cash flows and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest.
2 For equity investments not held for trading, the Company may make an irrevocable election at initial recognition to recognize changes in fair value through OCI rather than profit or loss. The Company made this election for its investments in ICL, Sinofert and certain equity investments as the investments are held for strategic purposes.

Accounting Estimates and Judgments

Judgment is required to determine whether the right to offset is legally enforceable.

For derivatives or embedded derivatives, the most significant area of judgment is whether the contract can be settled net. This is one of the criteria used to determine whether a contract for a nonfinancial asset is considered a derivative and accounted for as such. Judgment is also applied in determining whether an embedded derivative is closely related to the host contract, in which case bifurcation and separate accounting are not necessary.

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 13 FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT CONTINUED

Accounting Policies

Financial instruments are recognized at trade date when the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or the Company has transferred them, and all the risks and rewards of ownership have been substantially transferred.

Derivatives are used to lock in commodity prices and exchange rates. For designated and qualified cash flow hedges:

- the effective portion of the change in the fair value of the derivative is accumulated in OCI;
- when the hedged forecast transaction occurs, the related gain or loss is removed from AOCI and included in the cost of inventory;
- the hedging gain or loss included in the cost of inventory is recognized in earnings when the product containing the hedged item is sold or becomes impaired; and
- the ineffective portions of hedges are recorded in net earnings in the current period.

The Company also assesses whether the natural gas derivatives used in hedging transactions are expected to be or were highly effective, both at the hedge's inception and on an ongoing basis, in offsetting changes in fair values of hedged items. Hedge effectiveness related to the Company's New York Mercantile Exchange ("NYMEX") natural gas hedges is assessed on a prospective and retrospective basis using regression analyses. The Company's Alberta Energy Company ("AECO") natural gas hedges are assessed using a qualitative assessment. Potential sources of ineffectiveness are changes in timing of forecast transactions, changes in volume delivered or changes in credit risk of the Company or the counterparty.

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated balance sheets when the Company:

- currently has a legally enforceable right to offset the recognized amounts; and
- intends either to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

See Note 32 for discussion related to the policies, estimates and judgments for fair value measurements.

Accounting Estimates and Judgments

Supporting Information

Financial Risks

The Company is exposed in varying degrees to a variety of financial risks from its use of financial instruments: credit risk, liquidity risk and market risk. The source of risk exposure and how each is managed are outlined below.

Credit Risk

The Company's exposure to credit risk on its cash and cash equivalents, receivables (excluding taxes) and derivative instrument assets is the carrying amount of each instrument on the consolidated balance sheets.

Maximum exposure to credit risk as at December 31:

	2018	2017
Cash and cash equivalents	$ 2,314	$ 116
Receivables [1]	3,094	465
Other current assets – derivatives	5	7
Other non-current assets – derivatives	–	3
	$ 5,413	$ 591

1 Excluding income tax receivable.

Credit risk is managed through policies applicable to the following assets:

	Acceptable Minimum Counterparty Credit Ratings	Exposure Thresholds by Counterparty	Daily Counterparty Settlement Based on Prescribed Credit Thresholds	Counterparties to Contracts are Investment-Grade Quality
Cash and Cash Equivalents	X	X		
Natural Gas Derivatives	X		X	X
Foreign Currency Derivatives	X			

FINANCIAL STATEMENTS AND NOTES

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 13 FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT CONTINUED

Credit risk on trade receivables for the Company's Retail, Potash, Nitrogen, and Phosphate and Sulfate segments is managed through a credit management program whereby:

- credit approval policies and procedures are in place to guide the granting of credit to new customers as well as its continued extension to existing customers;
- existing customer accounts are reviewed every 12-24 months, depending on the credit limit amounts;
- credit is extended to international customers based upon an evaluation of both customer and country risk;
- the credit period on sales is generally 15 and 30 days for wholesale fertilizer customers, 30 days for industrial and feed customers, 30-90 days for Retail customers and up to 180 days for select export sales customers; and
- credit agency reports, where available, and an assessment of other relevant information such as current financial statements and/or credit references are used before assigning credit limits to customers. Those that fail to meet specified benchmark creditworthiness may transact with the Company on a prepayment basis or provide another form of credit support that the Company approves.

The Company's trade receivables include a concentration in Retail operations in Australia for advances to the customers to purchase crop inputs and livestock. The Company mitigates risk in these receivables by obtaining security over livestock. In the Company's Retail operations in Western Canada, credit risk in accounts receivable is mitigated through an agency agreement with a Canadian financial institution wherein the financial institution provides credit to qualifying customers to assist in financing their crop input purchases. Through the agency agreement, which expires in 2021, customers have loans directly with the financial institution while the Company has only a limited recourse involvement to the extent of an indemnification of the financial institution for 52 percent of its future bad debts to a maximum of 5 percent of the qualified customer loans. Outstanding customer credit with the financial institution was $571 at December 31, 2018, which is not recognized in the Company's consolidated balance sheets. Historical indemnification losses on this arrangement have been negligible, and the average aging of the customer loans with the financial institution is current.

AGING OF TRADE RECEIVABLES
As at December 31
(%)


2018
9 Greater than 60 days
4 31-60 days
11 30 days or less
76 Current

Liquidity Risk

Liquidity risk arises from the Company's general funding needs and the management of its assets, liabilities and optimal capital structure. The Company manages its liquidity risk to maintain sufficient liquid financial resources to fund its operations and meet its commitments and obligations in a cost-effective manner. In managing its liquidity risk, the Company has access to a range of funding options. It has established an external borrowing policy with the following objectives:

- maintain an optimal capital structure;
- maintain investment-grade credit ratings that provide ease of access to the debt capital and commercial paper markets;
- maintain sufficient short-term credit availability; and
- maintain long-term relationships with a sufficient number of high-quality and diverse lenders.

The table below outlines the Company's available credit facilities as at December 31, 2018.

	Total Amount	Amount Outstanding and Committed	Amount Available
Unsecured revolving term credit facility	$ 4,500	$ 391	$ 4,109
Uncommitted revolving demand facility	500	–	500
Accounts receivable securitization program	500	–	500
Other credit facilities	520	238	282

The following maturity analysis of the Company's financial liabilities and gross settled derivative contracts (for which the cash flows are settled simultaneously) is based on the expected undiscounted contractual cash flows from the date of the consolidated balance sheets to the contractual maturity date.

2018	Carrying Amount of Liability as at December 31	Contractual Cash Flows	Within 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Short-term debt [1]	$ 629	$ 629	$ 629	$ –	$ –	$ –
Payables and accrued charges [2]	4,695	4,695	4,695	–	–	–
Current portion of long-term debt and Long-term debt [1]	8,594	12,818	1,362	1,121	1,583	8,752
Derivatives	71	72	44	19	9	–
	$ 13,989	$ 18,214	$ 6,730	$ 1,140	$ 1,592	$ 8,752

1 Contractual cash flows include contractual interest payments related to debt obligations. Interest rates on variable rate debt are based on prevailing rates as at December 31, 2018. Disclosures regarding offsetting of certain debt obligations are provided below.
2 Excludes non-financial liabilities and includes trade payables of approximately $500 paid in January 2019 through an arrangement whereby a supplier sold the right to receive payment to a financial institution.

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 13 FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT CONTINUED

Market Risk

Market risks, where financial instrument fair values can fluctuate due to changes in market prices, include foreign exchange risk, interest rate risk and price risk (related to commodity and equity securities).

Foreign Exchange Risk

To manage foreign exchange risk (primarily related to Canadian operating and capital expenditures, certain subsidiaries denominated in currencies other than the functional currency of an operation, taxes and dividends), the Company may enter into foreign currency derivatives. Treasury risk management policies allow such exposures to be hedged within certain prescribed limits for both forecast operating and capital expenditures. The risk management policy is to manage the earnings impact that could occur from a reasonably possible strengthening or weakening of the US dollar. The foreign currency derivatives are not currently designated as hedging instruments for accounting purposes. The Company had no material exposure to foreign exchange risk that could affect the Company's net earnings as at December 31, 2018 and 2017.

Interest Rate Risk

Fluctuations in interest rates impact the future cash flows and fair values of various financial instruments.

Interest rate risk on debt is addressed by:

- using a portfolio of fixed and floating rate instruments;
- aligning current and long-term assets with demand and fixed-term debt;
- monitoring the effects of market changes in interest rates; and
- using interest rate swaps, if desired.

Related to interest rate risk on investments in marketable securities, the Company's primary objectives are to:

- ensure the security of principal amounts invested;
- provide for an adequate degree of liquidity; and
- achieve a satisfactory return.

Treasury risk management policies specify investment parameters including eligible types of investment, maximum maturity dates, maximum exposure by counterparty and minimum credit ratings.

The Company had no material exposure to interest rate risk on its financial instruments and earnings as at December 31, 2018 and 2017.

Price Risk

Commodity price risk exists on the Company's natural gas derivative instruments. Its natural gas strategy is to diversify its forecast gas volume requirements, including a portion of annual requirements purchased at spot market prices, a portion at fixed prices (up to 10 years) and a portion indexed to the market price of ammonia. Its objective is to acquire a reliable supply of natural gas feedstock and fuel on a location-adjusted, cost-competitive basis.

Price risk also exists for exchange-traded equity securities measured at FVTPL or FVTOCI. The Company had no material exposure to price risk on its financial instruments as at December 31, 2018 and 2017.

Fair Value

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm's-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by the Company's finance department.

Financial instruments included in the consolidated balance sheets are measured either at fair value or amortized cost. The tables below explain the valuation methods used to determine the fair value of each financial instrument and its associated level in the fair value hierarchy.

Financial Instruments Measured at Fair Value	**Fair Value Method**
Cash and cash equivalents	Carrying amount (approximation to fair value assumed due to short-term nature)
Equity securities	Closing bid price of the common shares as at the balance sheet date
Debt securities	Closing bid price of the debt (Level 2) as at the balance sheet date
Foreign currency derivatives not traded in an active market	Quoted forward exchange rates (Level 2) as at the balance sheet date

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 13 FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT CONTINUED

Financial Instruments Measured at Fair Value	Fair Value Method
Foreign exchange forward contracts, swaps and options and natural gas swaps not traded in an active market	A discounted cash flow model [1] Market comparison [2]

1 Inputs included contractual cash flows based on prices for natural gas futures contracts, fixed prices and notional volumes specified by the swap contracts, the time value of money, liquidity risk, the Company's own credit risk (related to instruments in a liability position) and counterparty credit risk (related to instruments in an asset position). Futures contract prices used as inputs in the model were supported by prices quoted in an active market and therefore categorized in Level 2.
2 Inputs include current market and contractual prices, forward pricing curves, quoted forward prices, basis differentials, volatility factors and interest rates and therefore categorized in Level 2.

Financial Instruments Measured at Amortized Cost	Fair Value Method
Receivables, short-term debt and payables and accrued charges	Carrying amount (approximation to fair value assumed due to short-term nature)
Long-term debt	Quoted market prices (Level 1 or 2 depending on the market liquidity of the debt)
Other long-term debt instruments	Carrying amount

The following table presents the Company's fair value hierarchy for financial assets and financial liabilities carried at fair value on a recurring basis or measured at amortized costs:

		Fair Value Measurements at Reporting Dates Using:	
2018	Carrying Amount of Asset (Liability) as at December 31	Quoted Prices in Active Markets for Identical Assets (Level 1) [1]	Significant Other Observable Inputs (Level 2) [1]
Financial instruments measured at fair value on a recurring basis			
Derivative instrument assets	$ 5	$ –	$ 5
Other current financial assets – marketable securities [2]	97	12	85
Investments at FVTOCI [3]	186	186	–
Derivative instrument liabilities	(71)	–	(71)
Financial instruments measured at amortized cost			
Cash and cash equivalents	$ 2,314	$ –	$ 2,314
Current portion of long-term debt			
Senior notes and debentures [4]	(995)	–	(1,009)
Fixed and floating rate debt	(8)	–	(8)
Long-term debt			
Senior notes and debentures [4]	(7,569)	(1,004)	(6,177)
Fixed and floating rate debt	(22)	–	(22)
2017			
Derivative instrument assets			
Natural gas derivatives	$ 9	$ –	$ 9
Investments at FVTOCI [3]	970	970	–
Derivative instrument liabilities			
Natural gas derivatives	(64)	–	(64)
Long-term debt			
Senior notes [4]	(3,707)	(490)	(3,555)

1 During the period ended December 31, 2018, there were no transfers between Level 1 and Level 2 for financial instruments measured at fair value. The Company's policy is to recognize transfers at the end of the reporting period.
2 Marketable securities consist of equity and fixed income securities. The Company determines the fair value of equity securities based on the bid price of identical instruments in active markets. The Company values fixed income securities using quoted prices of instruments with similar terms and credit risk.
3 Investments at FVTOCI are comprised of shares in Sinofert and other (Note 21) (2017 – ICL, Sinofert and other). The Company's investment in ICL was sold during 2018 (Note 10).
4 Carrying amount of liability includes net unamortized debt issue costs.

NOTE 13 FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT CONTINUED

Financial assets (liabilities)	**2018**			2017		
	Gross	**Offset**	**Net Amounts Presented**	Gross	Offset	Net Amounts Presented
Derivative instrument assets						
Natural gas derivatives [1]	$ 31	$ (27)	$ 4	$ 11	$ (2)	$ 9
Derivative instrument liabilities						
Natural gas derivatives [2]	(92)	26	(66)	(74)	10	(64)
Other long-term debt instruments [3]	(150)	150	–	(150)	150	–
	$ (211)	$ 149	$ (62)	$ (213)	$ 158	$ (55)

1 Cash margin deposits of $NIL (2017 – $(1)) were held related to legally enforceable master netting arrangements.
2 Cash margin deposits of $18 (2017 – $38) were placed with counterparties related to legally enforceable master netting arrangements.
3 Back-to-back loan arrangements that are not subject to any financial test covenants but are subject to certain customary covenants and events of default, including, for other long-term debt, an event of default for non-payment or other debt in excess of $25. Non-compliance with such covenants could result in accelerated payment of the related debt. The Company was in compliance with these covenants as at December 31, 2018.

Natural gas derivatives outstanding:

	2018				2017			
	Notional [1]	**Maturities**	**Average Contract Price [2]**	**Fair Value of Assets (Liabilities)**	Notional [1]	Maturities	Average Contract Price [2]	Fair Value of Assets (Liabilities)
Natural gas								
NYMEX swaps	22	2019 – 2022	$4.26	$(35)	27	2018 – 2022	$4.89	$(54)
AECO swaps [3]	26	2019	$1.92	$(25)	–	–	–	$ –

1 In millions of British thermal units ("MMBtu").
2 US dollars per MMBtu.
3 AECO swaps are only included in 2018 as a result of the Merger as described in Note 3.

NOTE 14 RECEIVABLES

Trade accounts receivable mainly consist of amounts owed to Nutrien by its customers, the largest individual customer being the related party, Canpotex.

Accounting Policies

Trade accounts receivable are recognized initially at fair value and subsequently measured at amortized cost less provision for impairment of trade accounts receivable. When a trade account receivable is uncollectible, it is written off against the provision. Subsequent recoveries of amounts previously written off are credited to the consolidated statements of earnings.

Vendors may offer various incentives to purchase products for resale. Vendor rebates and prepay discounts are accounted for as a reduction of the prices of the suppliers' products. Rebates based on the amount of materials purchased reduce cost of goods sold as inventory is sold. Rebates are offset based on sales volumes to cost of goods sold if the rebate has been earned based on sales volumes of products.

Rebates that are probable and can be reasonably estimated are accrued. Rebates that are not probable or estimable are accrued when certain milestones are achieved. Rebates not covered by binding agreements or published vendor programs are accrued when conclusive documentation of right of receipt is obtained.

Accounting Estimates and Judgments

Determining when amounts are deemed uncollectible requires judgment.

Estimation of rebates can be complex in nature as vendor arrangements are diverse. The amount of the accrual is determined by analyzing and reviewing historical trends to apply negotiated rates to estimated and actual purchase volumes. Estimated amounts accrued throughout the year could also be impacted if actual purchase volumes differ from projected volumes.

NOTE 14 RECEIVABLES CONTINUED

Supporting Information

	December 31, 2018	December 31, 2017
Trade accounts – third parties	$ 2,628	$ 314
– Canpotex (Note 30)	208	82
Less provisions for impairment of trade accounts receivable	(90)	(6)
	2,746	390
Rebates	169	–
Income taxes (Note 9)	248	24
Other non-trade accounts	179	75
	$ 3,342	$ 489

NOTE 15 INVENTORIES

Inventories consist of Retail inventory (crop nutrients, crop protection products, seed and merchandise products) and products from the Potash, Nitrogen, and Phosphate and Sulfate segments in varying stages of the production process.

Accounting Policies

Inventories are valued monthly at the lower of cost and net realizable value. Costs are allocated to inventory using the weighted average cost method and include: direct acquisition costs, direct costs related to units of production and a systematic allocation of fixed and variable production overhead, as applicable.

Net realizable value is based on:

For products purchased for resale, finished products, intermediate products and raw materials

- selling price of the finished product (in ordinary course of business);
- less the estimated costs of completion; and
- less the estimated costs to make the sale.

For materials and supplies

- replacement cost.

A writedown is recognized if carrying amount exceeds net realizable value and may be reversed if the circumstances which caused it no longer exist.

Accounting Estimates and Judgments

Judgment is used to allocate production overhead to inventories and to determine net realizable value, including the appropriate measure and inputs of a combination of interrelated demand and supply variables.

Supporting Information

	December 31, 2018	December 31, 2017
Purchased for resale	$ 3,545	$ –
Finished products	501	260
Intermediate products	218	202
Raw materials	275	62
Materials and supplies	378	264
	$ 4,917	$ 788

Inventories expensed to cost of goods sold during the year was $13,083 (2017 – $2,791).



INVENTORIES BY SEGMENT ($ millions)

● Retail ● Potash ● Nitrogen ● Phosphate and Sulfate

788 — 400, 172, 216
December 31, 2017

4,917 — 3,729, 526, 403, 259
December 31, 2018

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 16 PROPERTY, PLANT AND EQUIPMENT

The majority of the Company's tangible assets are the buildings, machinery and equipment used to produce or distribute its products and render its services. These assets are depreciated over their estimated useful lives.

Accounting Policies

Property, plant and equipment (which include certain mine development costs, pre-stripping costs and assets under construction) are carried at cost less accumulated depreciation and any recognized impairment loss.

Cost includes all expenditures directly attributable to bringing the asset to the location and installing it in working condition for its intended use, including:

- additions to, and betterments and renewals of, existing assets;
- borrowing costs incurred during construction using a capitalization rate based on the weighted average interest rate of the Company's outstanding debt; and
- a reduction for income derived from the asset during construction.

Each component of an item of property, plant and equipment with a cost that is significant in relation to the item's total cost is depreciated separately. When the cost of replacing part of an item of property, plant and equipment is capitalized, the carrying amount of the replaced part is derecognized. The cost of major inspections and overhauls is capitalized and depreciated over the period until the next major inspection or overhaul. Maintenance and repair expenditures that do not improve or extend productive life are expensed in the period incurred.

Environmental costs related to current operations are also capitalized if:

- property life is extended;
- capacity is increased;
- contamination from future operations is mitigated or prevented; or
- related to legal or constructive asset retirement obligations.

Accounting Estimates and Judgments

Judgment involves determining:

- costs, including income or expenses derived from an asset under construction, that are eligible for capitalization;
- timing to cease cost capitalization, generally when the asset is capable of operating in the manner intended by management, but also considering the circumstances and the industry in which the asset is to be operated, normally predetermined by management with reference to such factors as productive capacity;
- the appropriate level of componentization (for individual components for which different depreciation methods or rates are appropriate);
- repairs and maintenance that qualify as major inspections and overhauls; and
- useful life over which such costs should be depreciated.

Certain property, plant and equipment directly related to the Potash, Nitrogen, and Phosphate and Sulfate segments are depreciated using the units-of-production method based on the shorter of estimates of reserves or service lives. Pre-stripping costs are depreciated on a units-of-production basis over the ore mined from the mineable acreage stripped. Land is not depreciated. The remaining assets are depreciated on a straight-line basis.

The following estimated useful lives have been applied to the majority of property, plant and equipment assets as at December 31, 2018:

	Useful Life Range (years)	Weighted Average Useful Life (years) [1]
Land improvements	5 to 80	35
Buildings and improvements	2 to 60	38
Machinery and equipment	1 to 80	25

1 Weighted by carrying amount as at December 31, 2018.

Estimated useful lives, expected patterns of consumption, depreciation method and residual values are reviewed at least annually with the effect of any changes in estimate being accounted for on a prospective basis.

Uncertainties are inherent in estimating reserve quantities, particularly as they relate to assumptions regarding future prices, the geology of the Company's mines, the mining methods used, and the related costs incurred to develop and mine its reserves. Changes in these assumptions could result in material adjustments to reserve estimates, which could result in impairments or changes to depreciation expense in future periods.

Accounting policies, estimates and judgments related to impairment of long-lived assets are described in Note 32.

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 16 PROPERTY, PLANT AND EQUIPMENT CONTINUED

Supporting Information

	Land and Improvements	Buildings and Improvements	Machinery and Equipment	Mine Development Costs	Assets Under Construction	Total
Carrying amount – December 31, 2017	$ 612	$ 4,184	$ 6,744	$ 979	$ 452	$ 12,971
Merger impact (Note 3)	396	2,695	4,042	–	326	7,459
Other acquisitions	10	31	66	–	–	107
Additions	41	61	327	42	975	1,446
Disposals	(3)	(14)	(30)	–	–	(47)
Transfers	10	30	538	18	(596)	–
Foreign currency translation	(9)	(16)	(15)	–	(7)	(47)
Other adjustments	–	44	(6)	10	(7)	41
Depreciation	(33)	(195)	(1,032)	(65)	–	(1,325)
Impairment	(6)	(776)	(752)	(275)	–	(1,809)
Carrying amount – December 31, 2018	$ 1,018	$ 6,044	$ 9,882	$ 709	$ 1,143	$ 18,796
Balance as at December 31, 2018 comprised of:						
Cost	$ 1,294	$ 7,617	$ 16,806	$ 1,954	$ 1,143	$ 28,814
Accumulated depreciation	(276)	(1,573)	(6,924)	(1,245)	–	(10,018)
Carrying amount	$ 1,018	$ 6,044	$ 9,882	$ 709	$ 1,143	$ 18,796
Carrying amount – December 31, 2016	$ 618	$ 4,212	$ 6,859	$ 1,027	$ 602	$ 13,318
Additions	–	–	9	88	528	625
Transfers	63	71	521	(21)	(634)	–
Other adjustments	–	–	5	15	–	20
Depreciation	(19)	(83)	(487)	(98)	–	(687)
Impairment	(50)	(16)	(163)	(32)	(44)	(305)
Carrying amount – December 31, 2017	$ 612	$ 4,184	$ 6,744	$ 979	$ 452	$ 12,971
Balance as at December 31, 2017 comprised of:						
Cost	$ 868	$ 4,837	$ 12,000	$ 1,985	$ 452	$ 20,142
Accumulated depreciation	(256)	(653)	(5,256)	(1,006)	–	(7,171)
Carrying amount	$ 612	$ 4,184	$ 6,744	$ 979	$ 452	$ 12,971

Depreciation of property, plant and equipment was included in the following:

	December 31, 2018	December 31, 2017
Freight, transportation and distribution	$ 15	$ –
Cost of goods sold	1,016	668
Selling expenses	259	–
General and administrative expenses	35	–
	1,325	668
Depreciation recorded in inventory	46	19
	$ 1,371	$ 687

CARRYING AMOUNTS OF PROPERTY, PLANT AND EQUIPMENT

As at December 31
(%)


2018
53 Machinery and equipment
32 Buildings and improvements
4 Mine development costs
6 Assets under construction
5 Land and improvements

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 16 PROPERTY, PLANT AND EQUIPMENT CONTINUED

After a strategic portfolio review was completed in 2018, it was determined the New Brunswick Potash operations would no longer be part of the Company's medium-term or long-term strategic plans. As a result, the New Brunswick Potash operations will be taken out of care and maintenance and permanently shut down. The decision was considered a significant change in the expected manner of use and the related assets were moved from the Potash cash-generating unit ("CGU") to the New Brunswick CGU. Indicators of impairment were identified, and the Company conducted an impairment assessment of the New Brunswick CGU where the estimated recoverable amount was determined to be $50, based on fair value less costs of disposal ("FVLCD"). Since the estimated recoverable amount was lower than the carrying value, an impairment loss of $1,809 ($1,320 net of tax) was recorded in the Potash segment. The estimated recoverable amount was determined to be the salvage value of the assets based on the estimated fair market value of similar used assets and past experience, a Level 3 fair value measurement. There were no reversals of impairment in 2018.

In 2017, an impairment loss of $305 ($234, net of tax) was recognized in costs of goods sold under the Phosphate and Sulfate segment. This was primarily due to an indicator of impairment identified in the White Springs and Feed Plants CGU, as a result of reduced efficiency of conversion of rock to finished product, shifts in production mix and deteriorating price expectations. The White Springs and Feed Plants CGU had a recoverable amount of $96 at December 31, 2017 based on value in use. The recoverable amount was calculated using an after-tax discount rate of 8 percent based on the estimated weighted average cost of capital of a listed entity with similar assets.

NOTE 17 GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets, including goodwill, are identifiable, represent future economic benefits and are controlled by the Company. Goodwill is not amortized but is subject to annual impairment review.

Accounting Policies

Goodwill is carried at cost, is not amortized, and represents the excess of the cost of an acquisition over the fair value of the Company's share of the net identifiable assets of the acquired subsidiary at the date of acquisition.

An intangible asset is recognized when it is:

- reliably measurable;
- identifiable (separable or arises from contractual rights);
- probable that expected future economic benefits will flow to the Company; and
- controllable by the Company.

Amortization is recognized in net earnings as an expense related to the function of the intangible asset.

The following expenses are not recognized as an asset:

- costs to maintain software programs; and
- development costs that do not meet the capitalization criteria.

Accounting Estimates and Judgments

Goodwill is allocated to CGUs or groups of CGUs for impairment testing based on the level at which it is monitored by management, and not at a level higher than an operating segment. The allocation is made to those CGUs or groups of CGUs expected to benefit from the business combination in which the goodwill arose.

Judgment is applied in determining when expenditures are eligible for capitalization as intangible assets.

Estimation is applied to determine expected useful lives used in the straight-line amortization of intangible assets with finite lives.

The following estimated useful lives have been applied to finite-lived intangible assets as at December 31, 2018:

	Useful Life Range (years)
Customer relationships	6 to 15
Technology	3 to 7
Trade names [1]	10 to 20
Other	1 to 30

1 Certain trade names have indefinite useful lives as there are no regulatory, legal, contractual, cooperative, economic or other factors that limit their useful lives.

Useful lives are reviewed, and adjusted if appropriate, at least annually.

CARRYING AMOUNT OF GOODWILL BY OPERATING SEGMENT

As at December 31
(%)


2018
60 Retail
1 Potash
36 Nitrogen
3 Phosphate and Sulfate

FINANCIAL STATEMENTS AND NOTES

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 17 GOODWILL AND OTHER INTANGIBLE ASSETS CONTINUED

Supporting Information

Following is a reconciliation of intangible assets:

	Goodwill	Customer Relationships[2]	Technology	Trade Names	Other	Total Other Intangibles
Carrying amount – December 31, 2017	$ 97	$ –	$ –	$ –	$ 69	$ 69
Merger impact (Note 3)	11,185	1,708	44	122	474	2,348
Other acquisitions (Note 3)	197	1	–	–	7	8
Additions	–	–	79	–	19	98
Disposals	–	–	–	–	(27)	(27)
Foreign currency translation	(48)	(20)	1	(4)	(6)	(29)
Amortization[1]	–	(135)	(7)	(28)	(87)	(257)
Carrying amount – December 31, 2018	$ 11,431	$ 1,554	$ 117	$ 90	$ 449	$ 2,210
Balance as at December 31, 2018 comprised of:						
Cost	$ 11,438	$ 1,691	$ 124	$ 118	$ 586	$ 2,519
Accumulated amortization	(7)	(137)	(7)	(28)	(137)	(309)
Carrying amount	$ 11,431	$ 1,554	$ 117	$ 90	$ 449	$ 2,210
Carrying amount – December 31, 2016	$ 97	$ –	$ –	$ –	$ 83	$ 83
Additions	–	–	–	–	1	1
Amortization[1]	–	–	–	–	(15)	(15)
Carrying amount – December 31, 2017	$ 97	$ –	$ –	$ –	$ 69	$ 69
Balance as at December 31, 2017 comprised of:						
Cost	$ 104	$ –	$ –	$ –	$ 123	$ 123
Accumulated amortization	(7)	–	–	–	(54)	(54)
Carrying amount	$ 97	$ –	$ –	$ –	$ 69	$ 69

1 Amortization of $225 was included in selling expenses during the year ended December 31, 2018 (2017 – $NIL).
2 The remaining amortization period of customer relationships at December 31, 2018, was approximately 8 years.

Goodwill Impairment Testing

Goodwill by groups of CGUs as at December 31 is as follows:

	2018	2017
Retail	$ 6,882	$ –
Potash	154	–
Nitrogen	4,097	97
Phosphate and Sulfate	298	–
	$ 11,431	$ 97

The Company performed its annual impairment test on goodwill during the fourth quarter and did not identify any impairment.

In calculating the recoverable amount for goodwill, the Company used the FVLCD methodology based on discounted cash flows (five-year projections and a terminal year thereafter) and incorporated assumptions an independent market participant would apply. The Company adjusted discount rates for each group of CGUs for the risk associated with achieving its forecasts (five-year projections) and for the currency in which the Company expects to generate cash flows. FVLCD is a Level 3 measurement. The Company uses its market capitalization and comparative market multiples to corroborate discounted cash flow results.

The key assumptions with the greatest influence on the calculation of the recoverable amounts are the discount rates, terminal growth rates and cash flow forecasts for each group of CGUs as derived from the Company's strategic plan. These key assumptions were based on historical data from internal sources as well as industry and market trends. For each group of CGUs, terminal growth rates used and corresponding breakeven discount rates per annum that equate the recoverable amount to the carrying amount are as follows:

	Terminal Growth Rate	Breakeven Discount Rate
Retail	2.5%	8.3%
Potash	2.5%	13.1%
Nitrogen	2.0%	12.8%
Phosphate and Sulfate	2.0%	11.2%

For Retail, sensitivities of the key assumptions are as follows:

	Percentage Point Change	Change in Recoverable Amount
Discount rate	+0.1%	$ (365)
	-0.1%	381
Terminal growth rate	+0.1%	$ 320
	-0.1%	(307)
Forecasted EBITDA over forecast period	+5.0%	$ 1,488
	-5.0%	(1,477)

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 18 OTHER ASSETS

Other assets as at December 31 were comprised of:

	2018	2017
Deferred income tax assets (Note 9)	$ 216	$ 18
Ammonia catalysts – net of accumulated amortization of $79 (2017 – $61)	81	42
Long-term income tax receivable (Note 9)	36	64
Accrued pension benefit asset (Note 28)	27	24
Other – net of accumulated amortization of $38 (2017 – $35)	165	98
	$ 525	$ 246

NOTE 19 PAYABLES AND ACCRUED CHARGES

Trade and other payables and accrued charges mainly consist of amounts owed to suppliers and prepayments made by customers planning to purchase the Company's products for the upcoming growing season.

Payables and accrued charges as at December 31 were comprised of:

	2018	2017
Trade accounts	$ 3,053	$ 255
Customer prepayments	1,625	–
Dividends	526	84
Accrued compensation	425	98
Current portion of asset retirement obligations and accrued environmental costs (Note 20)	156	72
Accrued interest	105	33
Current portion of share-based compensation (Note 29)	87	13
Current portion of derivatives	45	29
Income taxes (Note 9)	47	16
Current portion of pension and other post-retirement benefits (Note 28)	13	35
Other payables and other accrued charges	621	201
	$ 6,703	$ 836

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 20 ASSET RETIREMENT OBLIGATIONS AND ACCRUED ENVIRONMENTAL COSTS

A provision is an estimated liability with uncertainty over the timing or amount that will be paid. The most significant asset retirement and environmental remediation provisions relate to costs to restore potash and phosphate sites to their original, or another specified, condition.

Accounting Policies

Provisions are:

- recognized for present legal or constructive obligations arising from past events where a future outflow of resources is probable, provided that amount can be reliably estimated;
- measured at the present value of the cash flow expected to be required to settle the obligation; and
- reviewed at the end of each reporting period for any changes, including the discount rate, foreign exchange rate and amount or timing of the underlying cash flows, and adjusted against the carrying amount of the provision and any related asset; otherwise, it is recognized in net earnings.

A gain or loss may be incurred upon settlement of the liability.

As a result of the Merger, the Company recognized contingent liabilities, which represents additional environmental costs that are present obligations of the Company although cash outflows of resources are not probable. These contingent liabilities are subsequently measured at the higher of the amount initially recognized and the best estimate of the expenditures to be incurred.

Asset retirement obligations and accrued environmental costs include:

- reclamation and restoration costs at the Company's potash and phosphate mining operations, including management of materials generated by mining and mineral processing, such as various mine tailings and gypsum;
- land reclamation and revegetation programs;
- decommissioning of underground and surface operating facilities;
- general cleanup activities aimed at returning the areas to an environmentally acceptable condition; and
- post-closure care and maintenance.

Accounting Estimates and Judgments

Estimates for provisions take into account:

- most provisions will not be settled for a number of years;
- environmental laws and regulations and interpretations by regulatory authorities could change or circumstances affecting the Company's operations could change, either of which could result in significant changes to current plans; and
- the nature, extent and timing of current and proposed reclamation and closure techniques in view of present environmental laws and regulations.

It is reasonably possible that the ultimate costs could change in the future and that changes to these estimates could have a material effect on the Company's financial statements.

The Company uses appropriate technical resources, including outside consultants, to develop specific site closure and post-closure plans in accordance with the requirements of the various jurisdictions in which it operates. Other than certain land reclamation programs, settlement of the obligations is typically correlated with mine life estimates.

The pre-tax risk-free discount rate and expected cash flow payments for asset retirement obligations and accrued environmental costs at December 31, 2018 were as follows:

	Asset Retirement Obligations		Accrued Environmental Costs	
	Risk-Free Rate (%) 1	Cash Flow Payments (years) 2	Risk-Free Rate (%) 1	Cash Flow Payments (years)
Potash sites	3.64 – 5.00	52 – 430	n/a	n/a
Phosphate sites	1.60 – 5.43	1 – 483	2.08 – 4.27	1 – 30
Other	1.22 – 6.50	1 – 49	2.05 – 4.27	1 – 30

1 Risk-free discount rates reflect current market assessments of the time value of money and the risks specific to the timing and jurisdiction of the obligation.
2 Time frame in which payments are expected to principally occur from December 31, 2018, with the majority of phosphate payments taking place over the next 80 years. Changes in years can result from changes to the mine life and/or changes in the rate of tailing volumes.

n/a = not applicable

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 20 ASSET RETIREMENT OBLIGATIONS AND ACCRUED ENVIRONMENTAL COSTS CONTINUED

Sensitivity of asset retirement obligations and accrued environmental costs to changes in the discount rate on the recorded liability as at December 31, 2018 was as follows:

	Undiscounted Cash Flows	Discounted Cash Flows	Discount Rate +0.5%	Discount Rate -0.5%
Asset retirement obligations			$ (88)	$ 88
Potash sites	$ 675 [1]	$ 130		
Phosphate sites	1,636	1,125		
Other	101	40		
Accrued environmental costs			(12)	15
Phosphate sites	321	246		
Other	318	288		

1 Represents total undiscounted cash flows in the first year of decommissioning for operating sites and cash flows for all years for sites that were or would be permanently shut down. For operating sites, excludes subsequent years of tailings dissolution, fine tails capping, tailings management area reclamation, post reclamation activities and monitoring, and final decommissioning, which are estimated to take an additional 90-375 years.

Supporting Information

Following is a reconciliation of asset retirement and environmental restoration obligations:

	Asset Retirement Obligations	Accrued Environmental Costs	Total
Balance – December 31, 2017	$ 702	$ 21	$ 723
Merger impact [1]	608	525	1,133
Recorded in earnings	64	12	76
Capitalized to property, plant and equipment	9	–	9
Settled during the year	(57)	(12)	(69)
Foreign currency translation	(31)	(12)	(43)
Balance – December 31, 2018	$ 1,295	$ 534	$ 1,829
Balance as at December 31, 2018 comprised of:			
Current liabilities			
Payables and accrued charges (Note 19)	$ 122	$ 34	$ 156
Non-current liabilities			
Asset retirement obligations and accrued environmental costs	$ 1,173	$ 500	$ 1,673

1 Asset retirement obligations of $201 and accrued environmental costs of $376 represent contingent liabilities recognized as a result of the Merger. Refer to Note 3.

NOTE 21 · INVESTMENTS

Nutrien holds interests in associates and joint ventures, the most significant being Canpotex, MOPCO, Profertil and Agrichem. The Company's most significant investment accounted for as FVTOCI is Sinofert.

Accounting Policies

Investments in Equity-Accounted Investees

Investments in which the Company exercises significant influence (but does not control) or has joint control (as joint ventures) are accounted for using the equity method. Significant influence is the power to participate in the financial and operating policy decisions of the investee, commonly referred to as associates.

The Company's significant policies include:

Significant Policy	Statement of Comprehensive Income	Investment
Proportionate share of net earnings (loss) adjusted for any fair value adjustments at acquisition date and differences in accounting policies	Net earnings (loss)	Increase (decrease)
Gain (loss) on disposal	Net earnings (loss)	Increase (decrease)
Proportionate share of post-acquisitions movements in OCI (loss)	OCI (loss)	Increase (decrease)
Impairment (loss) reversal [1]	Net earnings (loss)	Increase (decrease)
Dividends received	–	(Decrease)

1 An impairment test is performed when there is objective evidence of impairment, such as significant adverse changes in the environment in which the equity-accounted investee operates or a significant or prolonged decline in the fair value of the investment below its carrying amount.

Investments at FVTOCI

The fair value of investments designated as FVTOCI is recorded in the consolidated balance sheets, with unrealized gains and losses, net of related income taxes, recorded in AOCI.

The Company's significant policies include:

- the cost of investments sold is based on the weighted average method; and

- realized gains and losses on these investments remain in OCI, but the cumulative balance can be transferred to another equity reserve, such as retained earnings.

Accounting Estimates and Judgments

Investments in Equity-Accounted Investees and Investments at FVTOCI

Judgment is necessary in determining:

- when significant influence exists; and

- if objective evidence of impairment exists for equity-accounted investees and, if so, the amount of impairment.

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 21 INVESTMENTS CONTINUED

Supporting Information

Equity-accounted investees and investments at FVTOCI as at December 31 were comprised of:

Name	Principal Activity	Principal Place of Business and Incorporation	Proportion of Ownership Interest and Voting Rights Held 2018	2017	Carrying Amount 2018	2017
EQUITY-ACCOUNTED INVESTEES						
MOPCO [1]	Nitrogen Producer	Egypt	26%	–% [3]	$ 236	$ –
Profertil	Nitrogen Producer	Argentina	50%	–% [3]	192	–
Canpotex	Marketing & Logistics	Canada	50% [2]	33%	–	–
Agrichem [4]	Fertilizer Producer & Marketer	Brazil	80%	–%	103	–
Other associates and joint ventures					161	30
Total equity-accounted investees					$ 692	$ 30
INVESTMENTS AT FVTOCI						
Sinofert [5]	Fertilizer Supplier & Distributor	China/Bermuda	22%	22%	$ 180	$ 258
Other			–%	–%	6	4
Total investments at FVTOCI					$ 186	$ 262

1 The Company has representation on the MOPCO Board of Directors providing significant influence over MOPCO. The Company recorded its share of MOPCO's earnings on a one-quarter lag, adjusted for any material transactions for the current quarter, as the financial statements of MOPCO are not available on the date of issuance of the Company's financial statements. Future conditions, including those related to MOPCO in Egypt, which has been subject to political instability and civil unrest, may restrict the Company's ability to obtain dividends from MOPCO. The Company is also exposed to currency risk related to fluctuations in the Egyptian pound against the US dollar.
2 Upon closing of the Merger on January 1, 2018 as described in Note 3, the classification of the investment changed from an associate to a joint venture.
3 Investments in MOPCO and Profertil were acquired as part of the Merger as described in Note 3.
4 As contractually agreed, the Company has joint control with the other shareholder of Agrichem. Subsequent to 2018, the Company acquired the remaining interest in Agrichem making it a wholly owned subsidiary that will be consolidated.
5 The Company's 22 percent ownership of Sinofert does not constitute significant influence as the Company does not have any representation on the Board of Directors of Sinofert. The Company elected for this investment to be accounted for as FVTOCI.

Additional financial information of the Company's proportionate interest in equity-accounted investees for the years ended December 31 was as follows:

	Associates 2018	Associates 2017	Joint Ventures 2018	Joint Ventures 2017
Earnings from continuing operations and net earnings	$ 24	$ –	$ 16	$ 9
Other comprehensive income	–	–	–	–
Total comprehensive income	$ 24	$ –	$ 16	$ 9

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 22 SHORT-TERM DEBT

The Company uses its $4.5 billion commercial paper program for its short-term cash requirements. The commercial paper program is backstopped by an unsecured revolving term credit facility. Short-term facilities are renegotiated periodically.

Short-term debt as at December 31 was comprised of:

	2018	2017
Commercial paper	$ 391	$ 730
Other credit facilities [1]	238	–
	$ 629	$ 730

1 Credit facilities are unsecured and consist of US dollar-denominated debt of $153, euro-denominated debt of $22 and debt of $63 in other currency denominations.

The amount available under the commercial paper program is limited to the availability of backup funds under the unsecured revolving term credit facility. As at December 31, 2018, the Company was authorized to issue commercial paper up to $4,500 (2017 – $2,500). The Company also had other facilities available from which it could draw short-term debt, including a $500 uncommitted revolving demand facility, a $500 accounts receivable securitization program (limit is reduced to $300 from January to March each year), and $520 of other facilities mostly denominated in foreign currencies.

During 2018, the legacy $75 unsecured line of credit was replaced with the $500 uncommitted revolving credit facility.

Principal covenants and events of default under the $4,500 unsecured revolving term credit facility are described in Note 23.

Under the accounts receivable securitization program, the Company sells certain trade receivables to a special purchase vehicle, which is a consolidated entity within the Company. The Company controls and retains substantially all of the risks and rewards of the receivables sold to the special purchase vehicle. Should the Company wish to draw funds under the program, the sold accounts receivable balances may be used as capacity for collateralized borrowings from a third-party financial institution. At December 31, 2018, no loan drawdowns were made from this program.

NOTE 23 LONG-TERM DEBT

The Company's sources of borrowing for funding purposes are primarily senior notes, debentures and long-term credit facilities. The Company has access to the capital markets through its base shelf prospectus.

Accounting Policy

Issue costs of long-term debt obligations are capitalized to long-term obligations and are amortized to expense over the term of the related liability using the effective interest method.

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 23 LONG-TERM DEBT CONTINUED

Supporting Information

Long-term debt as at December 31 was comprised of:

	Rate of Interest	Maturity	2018	2017
Senior notes [1]				
Notes issued 2009	6.500%	May 15, 2019	$ 500	$ 500
Notes issued 2009	4.875%	March 30, 2020	500	500
Notes issued 2014	3.625%	March 15, 2024	750	750
Notes issued 2015	3.000%	April 1, 2025	500	500
Notes issued 2016	4.000%	December 15, 2026	500	500
Notes issued 2006	5.875%	December 1, 2036	500	500
Notes issued 2010	5.625%	December 1, 2040	500	500
Debentures [1]				
Debentures issued 2008	6.750%	January 15, 2019	500	–
Debentures issued 2012	3.150%	October 1, 2022	500	–
Debentures issued 2013	3.500%	June 1, 2023	500	–
Debentures issued 2015	3.375%	March 15, 2025	550	–
Debentures issued 1997	7.800%	February 1, 2027	125	–
Debentures issued 2015	4.125%	March 15, 2035	450	–
Debentures issued 2006	7.125%	May 23, 2036	300	–
Debentures issued 2010	6.125%	January 15, 2041	500	–
Debentures issued 2013	4.900%	June 1, 2043	500	–
Debentures issued 2014	5.250%	January 15, 2045	500	–
Other			30	–
			8,205	3,750
Add net unamortized fair value adjustments [2]			444	–
Less net unamortized debt issue costs			(55)	(43)
			8,594	3,707
Less current maturities			(1,008)	–
Less current portion of net unamortized fair value adjustments [2]			(1)	–
Add current portion of net unamortized debt issue costs			6	4
			(1,003)	4
			$ 7,591	$ 3,711

1 Each series of senior notes and debentures is unsecured and has no sinking fund requirements prior to maturity. Each series is redeemable and has various provisions that allow redemption prior to maturity, at the Company's option, at specified prices.
2 Associated with the Merger on January 1, 2018.

During 2018, the Company exchanged an aggregate of $7,578 of legacy companies' senior notes and debentures for the same amount of new notes issued by Nutrien (the "Nutrien Notes"). The Nutrien Notes have interest rates and maturities identical to those of the applicable exchanged series of senior notes or debentures. A small portion of senior notes and debentures, excluding the 7.800 percent debentures due in 2027 (the "2027 debentures"), were not exchanged and remain obligations of the issuing subsidiary. The indentures governing these remaining subsidiary senior notes and debentures have been amended to remove certain covenants and events of default provisions. In addition, none of the 2027 debentures were exchanged but debt holders consented to amend the financial reporting covenant in the indenture governing the 2027 debentures to allow the Company's financial reports, rather than reports of the issuing subsidiary, to satisfy its financial reporting obligations thereunder.

The Nutrien Notes have various provisions that allow for redemption prior to maturity, at the Company's option, at specified prices. The Company is subject to certain customary covenants including limitation on liens, merger and change of control covenants, and customary events of default. The Company was in compliance with these covenants as at December 31, 2018.

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 23 LONG-TERM DEBT CONTINUED

The debt exchange is accounted for as a modification of debt without substantial modification of terms as the financial terms of the Nutrien Notes were identical to senior notes and debentures and there is no substantial difference between the present value of cash flows under the Nutrien Notes compared to the notes and debentures. Accordingly, there is no gain or loss on the exchange. The transaction costs from the debt exchange of $19 were recorded to the carrying amount of the long-term debt and will be amortized over the life of the Nutrien Notes.

Details of the Company's credit facility was as follows:

	2018	2017
Credit facility	$4,500 – maturity April 10, 2023 [1]	$3,250 – maturity May 31, 2021 $250 – maturity May 31, 2020
Borrowings outstanding	$ NIL	$ NIL
Commercial paper outstanding, backstopped by the credit facility (Note 22)	$ 391	$ 730

1 Subject to extensions, at the request of Nutrien, which shall not exceed five years.

During 2018, the Company replaced the legacy $3,500 unsecured revolving credit facility and the legacy $2,500 multi-jurisdictional unsecured revolving credit facility with a new Nutrien $4,500 unsecured revolving term credit facility ("Nutrien Credit Facility"). Principal covenants and events of default under the Nutrien Credit Facility include a debt to capital ratio of less than or equal to 0.65:1 and other customary events of default and covenant provisions. Non-compliance with such covenants could result in accelerated repayment and/or termination of the credit facility. The Company was in compliance with all covenants as at December 31, 2018.

NOTE 24 SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares. The common shares are not redeemable or convertible. The preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors. No preferred shares have been issued.

Issued

	Number of Common Shares (Pre-Merger)	Number of Common Shares (Post-Merger)	Consideration
Balance – December 31, 2017 (Pre-Merger)	840,223,041		
Conversion ratio	0.40		
PotashCorp shares converted to Nutrien shares		336,089,216	$ 1,806
Agrium shares – December 31, 2017 (Pre-Merger)	138,165,765		
Conversion ratio	2.23		
Agrium shares converted to Nutrien shares		308,109,656	15,898
Fractional shares cancelled [1]		(1,399)	–
Balance – January 1, 2018 (Post-Merger)		644,197,473	17,704
Issued under option plans and share-settled plans		670,201	34
Repurchased		(36,332,197)	(998)
Balance – December 31, 2018		608,535,477	$ 16,740

1 No fractional shares of Nutrien were issued. Each PotashCorp shareholder and Agrium shareholder that would otherwise have been entitled to receive a fraction of a Nutrien share received, in lieu thereof, a cash amount, without interest, determined by reference to the volume weighted average trading price of Nutrien shares on the Toronto Stock Exchange on the first five trading days on which such shares traded on such exchange following January 2, 2018.

Share Repurchase Program

On February 20, 2018, the Company's Board of Directors approved a share repurchase program of up to 5 percent of the Company's outstanding common shares over a one-year period through a normal course issuer bid. On December 14, 2018, the normal course issuer bid was increased to permit the repurchase of up to 8 percent of the Company's outstanding common shares. Purchases of common shares commenced on February 23, 2018 and will expire on the earlier of February 22, 2019, the date on which the Company has acquired the maximum number of common shares allowable or the date on which the Company determines not to make any further repurchases.

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 24 SHARE CAPITAL CONTINUED

On February 20, 2019, the Company's Board of Directors approved the renewal of the share repurchase program of up to 5 percent of the Company's outstanding common shares over a one-year period through a normal course issuer bid.

Purchases under the normal course issuer bid will be made through open market purchases at market price as well as by other means as may be permitted by applicable securities regulatory authorities, including private agreements.

The following table summarizes the Company's share repurchases:

		2018
Common shares repurchased for cancellation		36,332,197
Average price per share	$	50.97
Repurchase resulting in a reduction of:		
Share capital	$	998
Contributed surplus [1]		23
Retained earnings [1]		831
Total Cost	$	1,852

1 The excess of net cost over the average book value of the shares.

As of February 20, 2019, an additional 5,933,135 common share were repurchased for cancellation at a cost of $297 and an average price per share of $50.10.

Dividends Declared

During 2018, the Company declared a dividend of $0.40 per share for the three months ended March 31, June 30 and September 30. During the three months ended December 31, 2018, two dividends of $0.43 per share were declared. The first declared dividend of $0.43 per share was payable January 17, 2019 to shareholders of record December 31, 2018, and the second declared dividend of $0.43 per share is payable April 18, 2019 to shareholders of record on March 29, 2019.


SHARE CAPITAL
($ millions)
20,000
15,000
10,000
5,000
0
1,806
15,898
34
(998)
16,740
Total share capital December 31, 2017
Merger impact
Issued under option plans
Repurchased
Total share capital December 31, 2018

NOTE 25 CAPITAL MANAGEMENT

The objective of Nutrien's capital allocation policy is to balance between the return of capital to shareholders, improvement in the efficiency of the Company's existing assets, and delivery on the Company's growth opportunities, while maintaining a strong balance sheet and flexible capital structure to optimize the cost of capital at an acceptable level of risk. Nutrien's goal is to pay a stable and growing dividend with a target payout that represents 40 to 60 percent of free cash flow after sustaining capital through the agricultural cycle.

The Company monitors its capital structure and, based on changes in economic conditions, may adjust the structure by adjusting the amount of dividends paid to shareholders, repurchasing shares, issuing new shares, issuing new debt or retiring existing debt.

The Company uses a combination of short-term and long-term debt to finance its operations. It typically pays floating rates of interest on short-term debt and credit facilities, and fixed rates on Nutrien Notes.

FINANCIAL STATEMENTS AND NOTES

NOTE 25 CAPITAL MANAGEMENT CONTINUED

Adjusted net debt and adjusted shareholders' equity are included as components of the Company's capital structure. The calculation of adjusted net debt, adjusted shareholders' equity and adjusted capital is set out in the following table:

	2018	2017
Short-term debt	$ 629	$ 730
Current portion of long-term debt	1,003	–
Long-term debt	7,591	3,711
Total debt	9,223	4,441
Cash and cash equivalents	(2,314)	(116)
Net debt	6,909	4,325
Unamortized fair value adjustments	(444)	–
Adjusted net debt	6,465	4,325
Total shareholders' equity	24,425	8,303
Accumulated other comprehensive (income) loss	291	(25)
Adjusted shareholders' equity	24,716	8,278
Adjusted capital	$ 31,181	$ 12,603

The Company monitors the following ratios:

	2018	2017
		(Note 33)
Ratios		
Adjusted net debt to adjusted EBITDA	1.64	4.28
Adjusted EBITDA to adjusted finance costs	8.15	4.75
Adjusted net debt to adjusted capital	20.7%	34.3%

Other components of ratios above are calculated as follows:

	2018	2017
		(Notes 33)
Net (loss) earnings from continuing operations	$ (31)	$ 154
Finance costs	538	238
Income taxes	(93)	(183)
Depreciation and amortization	1,592	692
EBITDA	2,006	901
Impairment of property, plant and equipment	1,809	–
Merger and related costs	170	84
Share-based compensation	116	26
Defined Benefit Plans Curtailment Gain	(157)	–
Adjusted EBITDA	$ 3,944	$ 1,011

	2018	2017
Finance costs	$ 538	$ 238
Unwinding of discount on asset retirement obligations	(51)	(17)
Borrowing costs capitalized to property, plant and equipment	12	11
Interest on net defined benefit pension and other post-retirement plan obligations	(15)	(19)
Adjusted finance costs	$ 484	$ 213

The Company maintains a base shelf prospectus, which permits issuance through April 2020 in Canada and the United States, of common shares, debt, and other securities up to $11,000. Issuance of securities under the base shelf prospectus requires filing a prospectus supplement and is subject to the availability of funding in capital markets. During the year ended December 31, 2018, the Company filed a prospectus supplement to exchange $8,175 of the senior notes of PotashCorp and debentures of Agrium – for the Nutrien Notes issued by the Company, as discussed in Note 23.

ADJUSTED NET DEBT AND ADJUSTED NET DEBT TO ADJUSTED EBITDA

As at December 31

($ billions)



IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 26 COMMITMENTS

A commitment is an agreement that is enforceable and legally binding to make a payment in the future for the purchase of goods or services. These amounts are not recorded in the consolidated balance sheets since the Company has not yet received the goods or services from the supplier. The amounts below are what the Company is committed to pay based on current expected contract prices.

Accounting Policies

Leases entered into are classified as either finance or operating leases. Leases that transfer substantially all of the risks and rewards of ownership of property to the Company are accounted for as finance leases. They are capitalized at the commencement of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. Property acquired under a finance lease is depreciated over the shorter of the period of expected use on the same basis as other similar property, plant and equipment and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Rental payments under operating leases are expensed in net earnings on a straight-line basis over the period of the lease.

Refer to Note 32 for details pertaining to the impact of the adoption of IFRS 16 in 2019.

Accounting Estimates and Judgments

Judgment is required in considering a number of factors to ensure that leases to which the Company is party are classified appropriately as operating or financing. Such factors include whether the lease term is for the major part of the asset's economic life and whether the present value of minimum lease payments amounts to substantially all of the fair value of the leased asset.

As at December 31, 2018, substantially all of the leases to which the Company is party have been classified as operating leases.

Supporting Information

Lease Commitments

The Company has various long-term operating lease agreements for land, buildings, port and distribution facilities, equipment, ocean-going transportation vessels, railcars, vehicles and application equipment. The majority of lease agreements are renewable at the end of the lease period at market rates. Rental expenses for operating leases for the year ended December 31, 2018 were $301 (2017 – $87).

Purchase Commitments

In 2018, the Company entered into a new long-term natural gas purchase agreement in Trinidad, which will commence January 1, 2019 and is set to expire December 31, 2023. The contract provides for prices that vary primarily with ammonia market prices, and annual escalating floor prices. The commitments included in the following table are based on floor prices and minimum purchase quantities.

Profertil has long-term gas contracts denominated in US dollars and expiring in 2019, which account for approximately 100 percent of Profertil's gas requirements. YPF S.A., the Company's joint venture partner in Profertil, supplies approximately 70 percent of the gas under these contracts. Commitments include the Company's proportionate share of this joint venture.

The Carseland facility has a power co-generation agreement, expiring on December 31, 2026, which provides the Company 60 megawatt-hours of power per hour. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas provided to the facility for power generation.

Agreements for the purchase of sulfur for use in the production of phosphoric acid provide for specified purchase quantities and prices based on market rates at the time of delivery. Commitments included in the following table are based on expected contract prices.

As part of the agreement to sell the Conda Phosphate operations ("CPO"), the Company entered into long-term strategic supply and offtake agreements which extend to 2023. Under the terms of the supply and offtake agreements, the Company will supply 100 percent of the ammonia requirements of CPO and purchase 100 percent of the monoammonium phosphate ("MAP") product produced at CPO. The MAP production is estimated at 330,000 tonnes per year.

Capital Commitments

The Company has various long-term contractual commitments related to the acquisition of property, plant and equipment, the latest of which expires in 2022. The commitments included in the following table are based on expected contract prices.

Other Commitments

Other commitments consist principally of pipeline capacity, technology service contracts, throughput and various rail and vessel freight contracts, the latest of which expires in 2026, and mineral lease commitments, the latest of which expires in 2038.

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 26 COMMITMENTS CONTINUED

Minimum future commitments under these contractual arrangements were as follows at December 31, 2018:

	Operating Leases	Long-term debt, Principal and Estimated Interest	Purchase Commitments	Capital Commitments	Other Commitments	Total
Within 1 year	$ 216	$ 1,341	$ 1,364	$ 37	$ 114	$ 3,072
1 to 3 years	316	1,112	949	18	123	2,518
3 to 5 years	212	1,576	945	2	61	2,796
Over 5 years	343	8,689	138	–	20	9,190
Total	$ 1,087	$ 12,718	$ 3,396	$ 57	$ 318	$ 17,576

NOTE 27 GUARANTEES

Accounting Policies

Guarantees are not recognized in the consolidated balance sheets, but are disclosed and include contracts or indemnifications that contingently require the Company to make payments to the guaranteed party based on:

- changes in an underlying;
- another entity's failure to perform under an agreement; and
- failure of a third party to pay its indebtedness when due.

Guarantees are recorded by the Company and recognized as a financial instrument in the consolidated balance sheets when any of the triggering events above result in the Company becoming primarily liable to the contract.

Supporting Information

In the normal course of business, the Company provides indemnification agreements to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts and leasing transactions. The terms of these indemnification agreements:

- may require the Company to compensate counterparties for costs incurred as a result of various events, including environmental liabilities and changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by a counterparty as a consequence of the transaction;
- will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties; and
- have not historically resulted in the Company making any significant payments and, as at December 31, 2018, no amounts have been accrued in the consolidated financial statements (except for accruals relating to the underlying potential liabilities).

Various commitments (such as railcar leases) related to a certain investee have been directly guaranteed by the Company under certain agreements with third parties. The Company would be required to perform on these guarantees in the event of default by the guaranteed parties. No material loss is anticipated by reason of such agreements and guarantees. In relation to significant guarantees, the Company has guaranteed the gypsum stack capping, closure and post-closure obligations of its wholly owned subsidiaries, PCS Phosphate Company, Inc. ("PCS Phosphate") in White Springs, Florida and PCS Nitrogen Inc. ("PCS Nitrogen") in Geismar, Louisiana, respectively, pursuant to the financial assurance regulatory requirements in those states. In addition to the foregoing guarantees associated with US mining operations, the Company has guaranteed the performance of certain remediation obligations of PCS Joint Venture, Ltd., a wholly owned subsidiary, at the Lakeland, Florida and Moultrie, Georgia sites.

The Company has accrued costs associated with the retirement of long-lived tangible assets in the consolidated financial statements to the extent that a legal or constructive liability to retire such assets exists. See Note 20 for details.

The Company expects to be able to satisfy all applicable credit support requirements without disrupting normal business operations.

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 28 PENSION AND OTHER POST-RETIREMENT BENEFITS

The Company offers pension and other post-retirement benefits to qualified employees: defined benefit pension plans; defined contribution pension plans; and health, disability, dental and life insurance (referred to as other defined benefit) plans. Substantially all employees participate in at least one of these plans.

Accounting Policies

For employee retirement and other defined benefit plans:

- accrued liabilities are recorded net of plan assets;
- costs including current and past service costs, gains or losses on curtailments and settlements, and remeasurements are actuarially determined on a regular basis using the projected unit credit method; and
- past service cost is recognized in net earnings at the earlier of when i) a plan amendment or curtailment occurs; or ii) related restructuring costs or termination benefits are recognized.

Remeasurements, recognized directly in OCI in the period they occur, are comprised of actuarial gains and losses, return on plan assets (excluding amounts included in net interest) and the effect of the asset ceiling (if applicable).

When a plan amendment occurs before a settlement, the Company recognizes past service cost before any gain or loss on settlement.

Defined contribution plan costs are recognized in net earnings for services rendered by employees during the period.

Accounting Estimates and Judgments

Estimates and judgments are required to determine discount rates, health care cost trend rates, projected salary increases, retirement age, longevity and termination rates. These assumptions are determined by management and are reviewed annually by the Company's independent actuaries.

The Company's discount rate assumption is impacted by:

- the weighted average interest rate at which each pension and other post-retirement plan liability could be effectively settled at the measurement date;
- country specific rates; and
- the use of a yield curve approach. [1]

1 Based on the respective plans' demographics, expected future pension benefits and medical claims, payments are measured and discounted to determine the present value of the expected future cash flows. The cash flows are discounted using yields on high-quality AA-rated non-callable bonds with cash flows of similar timing where there is a deep market for such bonds. Where the Company does not believe there is a deep market for such bonds (such as for terms in excess of 10 years in Canada), the cash flows are discounted using a yield curve derived from yields on provincial bonds rated AA or better to which a spread adjustment is added to reflect the additional risk of corporate bonds.

The significant assumptions used to determine the benefit obligations and expense for the Company's significant plans as at and for the year ended December 31 were as follows:

	Pension		Other	
	2018	2017	**2018**	2017
Assumptions used to determine the benefit obligations [1]:				
Discount rate, %	4.22	3.65	4.17	3.65
Rate of increase in compensation levels, %	4.75	5.00	n/a	n/a
Medical cost trend rate – assumed, %	n/a	n/a	6.10 – 4.50 [2]	5.60 – 4.50 [2]
Medical cost trend rate – year reaches ultimate trend rate	n/a	n/a	2037	2037
Mortality assumptions [3]				
Life expectancy at 65 for a male member currently at age 65	20.6	20.7	20.4	20.0
Life expectancy at 65 for a female member currently at age 65	22.8	22.7	22.8	22.4
Average remaining service period of active employees (years)	9.7	9.0	5.1	12.2
Average duration of the defined benefit obligations [4] (years)	13.7	15.7	15.1	19.0

1 The current year's expense is determined using the assumptions that existed at the end of the previous year.

2 The Company assumed a graded medical cost trend rate starting at 6.10 percent in 2018, moving to 4.50 percent by 2037 (2017 – starting at 5.60 percent, moving to 4.50 percent by 2037).

3 Based on actuarial advice in accordance with the latest available published tables, adjusted where appropriate to reflect future longevity improvements for each country.

4 Weighted average length of the underlying cash flows.

n/a = not applicable

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 28 PENSION AND OTHER POST-RETIREMENT BENEFITS CONTINUED

Of the most significant assumptions, a change in discount rates has the greatest potential impact on the Company's pension and other post-retirement benefit plans, with sensitivity to change as follows:

	Change in Assumption	2018 Benefit Obligations	2018 Expense in Income Before Income Taxes	2017 Benefit Obligations	2017 Expense in Income Before Income Taxes
As reported		$ 1,797	$ (87)	$ 1,831	$ 75
Discount rate	1.0 percentage point ↓	271	24	326	20
	1.0 percentage point ↑	(218)	(22)	(251)	(18)

Supporting Information

Description of Defined Benefit Pension Plans

The Company sponsors defined benefit pension plans as follows:

	Plan Type	Contributions
United States	• non-contributory; • guaranteed annual pension payments for life; • benefits generally depend on years of service and compensation level in the final years leading up to age 65;	• made to meet or exceed minimum funding requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and associated Internal Revenue Service regulations and procedures.
Canada	• benefits available starting at age 55 at a reduced rate; and • plans provide for maximum pensionable salary and maximum annual benefit limits.	• made to meet or exceed minimum funding requirements based on provincial statutory requirements and associated federal taxation rules.
Supplemental Plans in US and Canada for Senior Management	• non-contributory; • unfunded; and • supplementary pension benefits.	• provided for by charges to earnings sufficient to meet the projected benefit obligations; and • payments to plans are made as plan payments to retirees occur.

The Company's defined benefit pension plans discussed above are funded with separate funds that are legally separated from the Company and administered through an employee benefits or management committee in each country, which is composed of employees of the Company. The employee benefits or management committee is required by law to act in the best interests of the plan participants and, in the US and Canada, is responsible for the governance of the plans, including setting certain policies (e.g., investment and contribution) of the funds. The current investment policy for each country's plans generally does not include any asset/liability matching strategies or currency hedging strategies. Plan assets held in trusts are governed by local regulations and practice in each country, as is the nature of the relationship between the Company and the trustees and their composition.

Description of Other Post-Retirement Plans

The Company provides health care plans for certain eligible retired employees in the US, Canada and Trinidad. Eligibility for these benefits is generally based on a combination of age and years of service at retirement. Certain terms of the plans include:

- coordination with government-provided medical insurance in each country;
- certain unfunded cost-sharing features such as co-insurance, deductibles and co-payments – benefits subject to change;
- for certain plans, maximum lifetime benefits;
- at retirement, the employee's spouse and certain dependent children may be eligible for coverage;
- benefits are self-insured and are administered through third-party providers; and
- generally, retirees contribute towards annual cost of the plans.

The Company provides non-contributory life insurance plans for certain retired employees who meet specific age and service eligibility requirements.

Risks

The defined benefit pension and other post-retirement plans expose the Company to broadly similar actuarial risks. The most significant risks as discussed below include investment risk, interest rate risk, longevity risk and salary risk. These plans are not exposed to any other significant, unusual or specific risks.

Investment Risk

A deficit will be created if plan assets underperform the discount rate used in the defined benefit obligation valuation. To mitigate investment risk, the Company employs:

- a total return on investment approach whereby a diversified mix of equities and fixed income investments is used to maximize long-term return for a prudent level of risk; and
- risk tolerance established through careful consideration of plan liabilities, plan funded status and corporate financial condition.

Other assets such as private equity and hedge funds are not used at this time. The Company's policy is not to invest in commodities, precious metals, mineral rights, bullions, or collectibles. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 28 PENSION AND OTHER POST-RETIREMENT BENEFITS CONTINUED

Interest Rate Risk

A decrease in bond interest rates will increase the pension liability; however, this is generally expected to be partially offset by an increase in the return on the plan's debt investments.

Longevity Risk

An increase in life expectancy of plan participants will increase the plan's liability.

Salary Risk

An increase in the salary of the plan's participants will increase the plan's liability.

Financial Information

Movements in the pension and other post-retirement benefit assets (liabilities)

	Obligation	Plan Assets	Net
Balance – December 31, 2017	$ (1,831)	$ 1,380	$ (451)
Merger impact [1]	(347)	205	(142)
Components of defined benefit expense recognized in earnings			
Current service cost for benefits earned during the year	(67)	–	(67)
Interest (expense) income	(77)	62	(15)
Past service cost, including curtailment gains and settlements [2]	157	–	157
Foreign exchange rate changes and other	39	(27)	12
Subtotal of components of defined benefit expense recognized in earnings	52	35	87
Remeasurements of the net defined benefit liability recognized in OCI during the year			
Actuarial gain arising from:			
Changes in financial assumptions	210	–	210
Changes in demographic assumptions	11	–	11
Loss on plan assets (excluding amounts included in net interest)	–	(149)	(149)
Subtotal of remeasurements	221	(149)	72
Cash flows			
Contributions by plan participants	(6)	6	–
Employer contributions	–	53	53
Benefits paid	114	(114)	–
Subtotal of cash flows	108	(55)	53
Balance – December 31, 2018 [3]	$ (1,797)	$ 1,416	$ (381)
Balance comprised of:			
Non-current assets			
Other assets (Note 18)			$ 27
Current liabilities			
Payables and accrued charges (Note 19)			$ (13)
Non-current liabilities			
Pension and other post-retirement benefit liabilities			$ (395)

1 The Company acquired Agrium's pension and other post-retirement benefit obligations, representing the fair values at the acquisition date as described in Note 3.

2 In 2018, as part of the Company's continuous assessment of its operations, participation in certain company defined benefit pension and other post-retirement benefit plans was suspended and/or discontinued effective January 1, 2020 based on age and years of service. As a result, the Company recognized a Merger-related Defined Benefit Plans Curtailment Gain of $157.

3 Obligations arising from funded and unfunded pension plans are $(1,466) and $(331), respectively. Other post-retirement benefit plans have no plan assets and are unfunded.

NOTE 28 PENSION AND OTHER POST-RETIREMENT BENEFITS CONTINUED

	Obligation	Plan Assets	Net
Balance – December 31, 2016	$ (1,698)	$ 1,246	$ (452)
Components of defined benefit expense recognized in earnings	(131)	56	(75)
Remeasurements of the net defined benefit liability recognized in OCI during the year	(57)	123	66
Cash flows	55	(45)	10
Balance – December 31, 2017 [1]	$ (1,831)	$ 1,380	$ (451)
Balance comprised of:			
Non-current assets			
Other assets (Note 18)			$ 24
Current liabilities			
Payables and accrued charges (Note 19)			$ (35)
Non-current liabilities			
Pension and other post-retirement benefit liabilities			$ (440)

1 Obligations arising from funded and unfunded pension plans are $(1,445) and $(386), respectively. Other post-retirement benefit plans have no plan assets and are unfunded.

Plan Assets

The fair value of plan assets of the Company's defined benefit pension plans, by asset category, was as follows as at December 31:

	2018			2017		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other (Level 2 & 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other (Level 2 & 3)	Total
Cash and cash equivalents	$ 6	$ 54	$ 60	$ 13	$ 33	$ 46
Equity securities and equity funds						
US	454	65	519	565	2	567
International	175	65	240	151	29	180
Debt securities [1]	187	329	516	190	244	434
International balanced fund	–	97	97	–	173	173
Other	(25)	9	(16)	(20)	–	(20)
Total pension plan assets	$ 797	$ 619	$ 1,416	$ 899	$ 481	$ 1,380

1 Debt securities included US securities of 52 percent (2017 – 62 percent), International securities of 31 percent (2017 – 18 percent) and Mortgage-backed securities of 17 percent (2017 – 20 percent).

Letters of credit secured certain of the Canadian unfunded defined benefit plan liabilities as at December 31, 2018.

The Company expects to contribute approximately $97 to all pension and post-retirement plans during 2019. Total contributions recognized as expense under all defined contribution plans for 2018 was $75 (2017 – $19).



ANNUAL PENSION AND OTHER POST-RETIREMENT BENEFIT PLAN CONTRIBUTIONS

($ millions)



DEFINED BENEFIT PENSION PLANS' FUNDED STATUS

As at December 31

(%)

NOTE 29 SHARE-BASED COMPENSATION

The Company has share-based compensation plans for eligible employees and directors as part of their remuneration package, including Stock Options, PSUs, Restricted Share Units ("RSUs") and Deferred Share Units ("DSUs"). In addition, in connection with the completion of the Merger, the Company assumed the legacy compensation plans and outstanding awards of PotashCorp and Agrium, which include Stock Options, PSUs, RSUs and Stock Appreciation Rights ("SARs").

Accounting Policies

The accounting for share-based compensation plans is fair value-based.

The grant date is the date the Company and the employee have a shared understanding of the terms and conditions of the arrangement, at which time the Company confers on the employee the right to cash equity instruments, provided the specified vesting conditions, if any, are met.

For those awards with performance conditions that determine the number of options or units to which employees will be entitled, measurement of compensation cost is based on the Company's best estimate of the outcome of the performance conditions.

For plans settled through the issuance of equity:

- fair value for stock options is determined on grant date using the Black-Scholes-Merton option-pricing model;
- fair value for PSUs is determined on grant date by projecting the outcome of performance conditions;
- compensation expense is recorded over the period the plans vest (corresponding increase to contributed surplus);
- forfeitures are estimated throughout the vesting period based on past experience and future expectations, and adjusted upon actual vesting; and
- when exercised, the proceeds and amounts recorded in contributed surplus are recorded in share capital.

For plans settled in cash:

- a liability is recorded based on the fair value of the awards each period;
- expense accrues from the grant date over the vesting period; and
- fluctuations in fair value of the award and related compensation expense are recognized in the period the fluctuation occurs.

Accounting Estimates and Judgments

Judgment involves determining:

- the grant date; and
- the fair value of share-based compensation awards at the grant date.

Estimation involves determining:

- stock option-pricing model assumptions as described in the weighted average assumptions table below;
- forfeiture rate for options granted;
- projected outcome of performance conditions for PSUs, including the relative ranking of the Company's total shareholder return, including expected dividends, compared with a specified peer group using a Monte Carlo simulation option-pricing model and the outcome of the Company's synergies relative to the target; and
- the number of dividend equivalent units expected to be earned.

PSUs vest based on the achievement of performance conditions over a three-year performance cycle. Changes to vesting assumptions may change based on non-market vesting conditions at the end of each reporting period.

RSUs are not subject to performance conditions and vest at the end of the three-year vesting period.

Changes to vesting assumptions are reflected in earnings immediately for compensation cost already recognized.

FINANCIAL STATEMENTS AND NOTES

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 29 SHARE-BASED COMPENSATION CONTINUED

Supporting Information

During the year ended December 31, 2018, the Company issued stock options under its 2018 stock option plan, PSUs and RSUs under its 2018 PSU/RSU plan and DSUs under its 2018 DSU plan, in each case to eligible employees and directors. In 2018, the outstanding legacy share-based compensation plans of PotashCorp and Agrium were also assumed by, and settled in or with reference to shares of, Nutrien on the basis of the exchange ratios described in Note 3.

As at December 31, 2018, the Company had the following awards available to be granted under the 2018 stock option plan, the 2018 PSU/RSU plan and the 2018 DSU plan:

Plan Features

Form of Payment	Eligibility	Granted	Vesting Period	Maximum Term	Settlement
Stock Options	Officers and eligible employees	Annually	25% per year over four years	10 years	Shares
PSUs [1]	Officers and other eligible employees	Annually	On third anniversary of grant date	n/a	Cash
RSUs [2]	Eligible employees	Annually	On third anniversary of grant date	n/a	Cash
DSUs	Non-executive directors	At the discretion of the Board of Directors	Fully vest upon grant	n/a	In cash on director's departure from Board of Directors

1 PSUs granted vest based on total shareholder return over a three-year performance cycle, compared to average total shareholder return of a peer group of companies over the same period. The value of each PSU granted is based on the average closing price of the Company's common shares on the NYSE during the last month of the three-year cycle.
2 RSUs granted are not subject to performance conditions and vest at the end of the three-year period.

n/a = not applicable

In addition, as at December 31, 2018, the Company had the following awards outstanding under one or more assumed legacy plans of PotashCorp and/or Agrium under which no new awards will be granted:

Plan Features

Form of Payment	Vesting Period	Maximum Term	Settlement
Stock Options	25% per year over four years [1] On third anniversary of grant date [2]	10 years	Shares
PSUs [3,4]	On third anniversary of grant date	n/a	Cash /Shares
RSUs [5]	On third anniversary of grant date	n/a	Cash
SARs [6]	25% per year over four years	10 years	Cash

1 Under the assumed legacy Agrium stock option plan.
2 Under the assumed legacy PotashCorp long-term incentive plan and performance option plans.
3 Under the assumed legacy PotashCorp long-term incentive plan, PSUs granted in 2017 and 2016 were comprised of three tranches, with each tranche vesting based on achievement of a combination of performance metrics over separate performance periods ranging from one to three years and such PSUs will be settled in shares for grantees who are subject to the Company's share ownership guidelines and in cash for all other grantees.
4 Under the assumed legacy Agrium long-term incentive plan, PSUs granted in 2017 and 2016 vest over a three-year performance cycle based on the achievement of performance metrics and will be settled in cash.
5 Under the assumed legacy Agrium long-term incentive plan, RSUs granted in 2017 and 2016 are not subject to performance conditions, vest at the end of the three-year period and will be settled in cash.
6 Under the assumed legacy Agrium SARs plan, effective January 1, 2015, tandem stock appreciation rights ("TSARs") were no longer issued to eligible officers and employees. TSARs granted in Canada prior to January 1, 2015 have similar terms and vesting conditions to SARs and also provide the holder with the ability to choose between (a) receiving the price of the Company's shares on the date of exercise in excess of the exercise price of the right and (b) receiving common shares by paying the exercise price of the right. The Company's past experience and future expectation is that substantially all option holders will elect to exercise their options as a SAR, surrendering their options and receiving settlement in cash. TSARs are included with the SARs disclosure.

n/a = not applicable

NOTE 29 SHARE-BASED COMPENSATION CONTINUED

The weighted average fair value of stock options granted was estimated as of the date of the grant using the Black-Scholes-Merton option-pricing model. The weighted average grant date fair value of stock options per unit granted in 2018 was $9.71. The weighted average assumptions for both legacy companies by year of grant that impacted current year results are as follows:

Assumptions	Based On	Year of Grant	
		2018	2017[1]
Exercise price per option	Quoted market closing price [2]	$ 44.50	$ 46.47
Expected annual dividend yield	Annualized dividend rate [3]	3.58%	2.93%
Expected volatility	Historical volatility [4]	29%	28%
Risk-free interest rate	Zero-coupon government issues [5]	2.79%	1.95%
Average expected life of options	Historical experience	7.5 years	6.2 years

1 The weighted average assumptions used by both legacy companies were presented due to the multi-year impact on share-based compensation expense.
2 Of common shares on the last trading day immediately preceding the date of the grant.
3 As of the date of grant.
4 Of the Company's stock over a period commensurate with the expected life of the option.
5 Implied yield available on equivalent remaining term at the time of the grant.



STOCK OPTIONS GRANTED



TOTAL SHARES AND STOCK OPTIONS OUTSTANDING

The exercise price is not less than the quoted market closing price of the Company's common shares on the last trading day immediately preceding the date of the grant, and an option's maximum term is 10 years. In general, options granted under assumed legacy PotashCorp performance option plans vested according to a schedule based on legacy PotashCorp's three-year average excess consolidated cash flow return on investment over the weighted average cost of capital.

A summary of the status of the stock option plans as at December 31, 2018 and 2017 and changes during the years ending on those dates is as follows:

	Number of Shares Subject to Option			Weighted Average Exercise Price		
	2018 **(Pre-Merger)**	**2018** **(Post-Merger)**	2017	**2018** **(Pre-Merger)**	**2018** **(Post-Merger)**	2017
PotashCorp outstanding, beginning of year	17,170,654		19,470,014	$ 32.24		$ 31.15
PotashCorp shares converted to Nutrien shares (Conversion ratio 0.40)		6,868,262			$ 80.60	
Agrium outstanding shares—beginning of year	1,380,868			100.08		
Agrium shares converted to Nutrien shares (Conversion ratio 2.23)		3,079,321			44.88	
Balance – beginning of year		9,947,583	19,470,014		$ 69.54 $	31.15
Granted		1,875,162	1,482,829		44.50	18.71
Exercised		(647,331)	(22,100)		42.86	17.78
Forfeited or cancelled		(1,793,077)	(1,221,314)		82.84	34.55
Expired		(338,100)	(2,538,775)		154.94	20.06
Outstanding, end of year		9,044,237	17,170,654		$ 58.41 $	32.24

The aggregate grant-date fair value of all stock options granted during 2018 was $18. The average share price during 2018 was $51.80 per share.

FINANCIAL STATEMENTS AND NOTES

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 29 SHARE-BASED COMPENSATION CONTINUED

The following table summarizes information about stock options outstanding as at December 31, 2018 with expiry dates ranging from May 2019 to February 2028:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 37.00 to $ 41.00	2,064,621	7	$ 38.59	966,606	$ 38.22
$ 44.00 to $ 52.00	3,996,110	8	46.88	1,542,489	48.75
$ 64.00 to $ 75.00	834,091	4	71.57	834,091	71.57
$ 80.00 to $ 88.00	959,275	4	82.30	959,275	82.30
$ 91.00 to $110.00	1,040,300	4	99.04	1,040,300	99.04
$130.00 to $131.00	149,840	2	130.78	149,840	130.78
	9,044,237	7	$ 58.41	5,492,601	$ 68.01

Other Plans

The Company offers its 2018 DSU plan to non-employee directors, which allows each to choose to receive, in the form of DSUs, all or a percentage of the director's fees, which would otherwise be payable in cash. Each DSU fully vests upon award but is distributed only when the director has ceased to be a member of the Board. Vested units are settled in cash based on the common share price at that time. As at December 31, 2018, the total number of DSUs held by participating directors was 456,848.

For all plans, share-based awards granted in 2018 and outstanding as at December 31, 2018 were:

	Units Granted	Units Outstanding
Stock Options	1,875,162	9,044,237
PSUs	619,799	1,752,281
RSUs	437,474	889,005
DSUs	61,062	456,848
SARs	–	2,388,402

Compensation expense for all employee and director share-based compensation plans was as follows:

	2018	2017
Stock Options	$ 23	$ 7
PSUs	83	16
RSUs	14	–
DSUs	–	3
SARs	(4)	–
	$ 116	$ 26

NOTE 30 RELATED PARTY TRANSACTIONS

The Company has a number of related parties with the most significant being Canpotex, key management personnel and post-employment benefit plans.

Accounting Policies

A person or entity is considered a related party if it is:

- an associate or joint venture of Nutrien;
- a member of key management personnel, consisting of the Company's directors and executives as disclosed in the Company's 2018 Annual Information Form;
- a post-employment benefit plan for the benefit of Nutrien employees; or
- a person that has significant influence over Nutrien.

Supporting Information

Sale of Goods

The Company sells potash from its Canadian mines for use outside Canada and the US exclusively to Canpotex. Sales are at prevailing market prices and are settled on normal trade terms. Sales to Canpotex for the year ended December 31, 2018 were $1,657 (2017 – $988). Canpotex's proportionate sales volumes by geographic area are shown in Note 4.

The receivable outstanding from Canpotex is shown in Note 14 and arose from sale transactions described above. It is unsecured and bears no interest. There are no provisions held against this receivable.

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 30 RELATED PARTY TRANSACTIONS CONTINUED

Key Management Personnel Compensation

Compensation to key management personnel was comprised of:

	2018	2017
Salaries and other short-term benefits	$ 19	$ 14
Share-based compensation	53	9
Post-employment benefits	3	3
Termination benefits [1]	23	–
	$ 98	$ 26

1 Primarily includes costs incurred with respect to departure of five key management personnel in 2018 following completion of the Merger.

Transactions with Post-Employment Benefit Plans

Disclosures related to the Company's post-employment benefit plans are shown in Note 28.

NOTE 31 CONTINGENCIES AND OTHER MATTERS

Contingent liabilities, which are not recognized in the consolidated financial statements but may be disclosed, are possible obligations as a result of uncertain future events outside the control of the Company, or present obligations not recognized because the amount cannot be sufficiently measured or payment is not probable.

Accounting Policies

Generally, a contingent liability arises from past events and is:

- a possible obligation whose existence will be confirmed only by one or more uncertain future events or non-events outside the control of the Company; or
- a present obligation not recognized because it is not probable an outflow of resources will be required to settle the obligation, or a reliable estimate of the amount cannot be made.

Contingent liabilities are not recognized in the financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Where the Company is jointly and severally liable for an obligation, the part of the obligation that is expected to be met by other parties is treated as a contingent liability.

Accounting Estimates and Judgments

The following judgments are required to determine the Company's exposure to possible losses and gains related to environmental matters and other various claims and lawsuits pending:

- prediction of the outcome of uncertain events (i.e., being virtually certain, probable, remote or undeterminable);
- determination of whether recognition or disclosure in the consolidated financial statements is required; and
- estimation of potential financial effects.

Where no amounts are recognized, such amounts are contingent and disclosure may be appropriate. While the amount disclosed in the consolidated financial statements may not be material, the potential for large liabilities exists and, therefore, these estimates could have a material impact on the Company's consolidated financial statements.

Supporting Information

Canpotex

Nutrien is a shareholder in Canpotex, which markets Canadian potash outside of Canada and the United States. Should any operating losses or other liabilities be incurred by Canpotex, the shareholders have contractually agreed to reimburse it for such losses or liabilities in proportion to each shareholder's productive capacity. Through December 31, 2018, there were no such operating losses or other liabilities.

Mining Risk

The risk of underground water inflows and other underground risks is insured on a limited basis, subject to insurance market availability.

Legal and Other Matters

The Company is engaged in ongoing site assessment and/or remediation activities at a number of facilities and sites, and anticipated costs associated with these matters are added to accrued environmental costs in the manner described in Note 20.

NOTE 31 CONTINGENCIES AND OTHER MATTERS CONTINUED

Environmental Remediation

The Company has established provisions for environmental site assessment and/or remediation matters to the extent that expenses associated with those matters are considered likely to be incurred by the Company. Except for the uncertainties described below, the Company does not believe that its future obligations with respect to these matters are reasonably likely to have a material adverse effect on its consolidated financial statements.

Legal matters with significant uncertainties include the following:

- The US Environmental Protection Agency ("EPA") has an ongoing enforcement initiative directed at the phosphate industry related to the scope of an exemption for mineral processing wastes under the US Resource Conservation and Recovery Act ("RCRA"). This initiative affects the Conda Phosphate plant previously owned by Nu-West Industries, Inc. ("Nu-West"), a wholly owned subsidiary of Agrium, and the Nutrien phosphoric acid facilities in Aurora, North Carolina; Geismar, Louisiana; and White Springs, Florida. All of these facilities received US EPA notices of violation ("NOVs") that remain outstanding for alleged violations of RCRA and various other environmental laws. Notwithstanding the sale of the Conda Phosphate operations in January of 2018, Nu-West remains responsible for environmental liabilities attributable to its historic activities and for resolution of the NOVs. All of the facilities have been and continue to be involved in ongoing discussions with the US EPA, the US Department of Justice ("DOJ") and the related state agencies to resolve these matters. Due to the nature of the allegations, Nutrien is uncertain as to how the matters will be resolved. Based on settlements with other members of the phosphate industry, Nutrien expects that a resolution could involve any or all of the following: 1) penalties, which Nutrien currently believes will not be material; 2) modification of certain operating practices; 3) capital improvement projects; 4) providing financial assurance for the future closure, maintenance and monitoring costs for the phosphogypsum stack system; and, 5) addressing findings resulting from RCRA section 3013 site investigations undertaken voluntarily in response to the NOVs.

- In August 2015, the US EPA finalized amendments to the hazardous air pollutant emission standards for phosphoric acid manufacturing and phosphate fertilizer production ("Final Rule"). Required emissions testing at the Company's Aurora facility in 2016 indicated alleged exceedances of the mercury emission limits that were established by the Final Rule. The Company has communicated with the relevant agencies about this issue and petitioned the US EPA to reconsider the mercury emission limits. The facility also entered into an agreed order with the North Carolina Department of Environmental Quality in November 2016 to resolve the alleged mercury exceedances and provide a plan and schedule for evaluating alternative compliance strategies. Given the pending legal issues and the Company's evaluation of alternative compliance strategies, the resulting cost of compliance with the various provisions of the Final Rule cannot be predicted with reasonable certainty at this time.

- The Company operates in countries which are parties to the Paris Agreement adopted in December 2015 pursuant to the United Nations Framework Convention on Climate Change. Each country that is a party to the Paris Agreement submitted an Intended Nationally Determined Contribution ("INDC") toward the control of greenhouse gas emissions. The impacts on the Company's operations of these INDCs and other national and local efforts to limit or tax greenhouse gas emissions cannot be determined with any certainty at this time.

In addition, various other claims and lawsuits are pending against the Company in the ordinary course of business. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company's belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial statements.

The breadth of the Company's operations and the global complexity of tax regulations require assessments of uncertainties and judgments in estimating the taxes it will ultimately pay. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation and resolution of disputes arising from federal, provincial, state and local tax audits. The resolution of these uncertainties and the associated final taxes may result in adjustments to the Company's tax assets and tax liabilities.

The Company owns facilities that have been either permanently or indefinitely shut down. It expects to incur nominal annual expenditures for site security and other maintenance costs at certain of these facilities. Should the facilities be dismantled, certain other shutdown-related costs may be incurred. Such costs are not expected to have a material adverse effect on the Company's consolidated financial statements and would be recognized and recorded in the period in which they are incurred.

NOTE 32 | ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

Accounting Policies, Estimates and Judgments

The following table discusses the significant accounting policies, estimates, judgments and assumptions, in addition to those disclosed elsewhere in these consolidated financial statements, that the Company has adopted and made and how they affect the amounts reported in the consolidated financial statements. Certain of the Company's policies involve accounting estimates and judgments because they require the Company to make subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

Topic	Accounting Policies	Accounting Estimates and Judgments
Principles of Consolidation	These consolidated financial statements include the accounts of the Company and entities controlled by it (its subsidiaries). Control is achieved by having each of: • power over the investee to direct the relevant activities of the investee; • exposure, or rights, to variable returns from involvement with the investee; and • the ability for the Company to use its power over the investee to affect the amount of the Company's returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.	Judgment involves: • assessing control, including if the Company has the power to direct the relevant activities of the investee; and • determining the relevant activities and which party controls them. Consideration is given to: • voting rights; • the relative size and dispersion of the voting rights held by other shareholders; • the extent of participation by those shareholders in appointing key management personnel or board members; • the right to direct the investee to enter into transactions for the Company's benefit; and • the exposure, or rights, to variability of returns from the Company's involvement with the investee.

Principal (wholly owned) Operating Subsidiaries:	Location	Principal Activity
• Potash Corporation of Saskatchewan Inc.	Canada	Mining and/or processing of crop nutrient products and corporate functions
• Agrium Inc.	Canada	Manufacturer and distributor of crop nutrients and corporate functions
• Agrium Canada Partnership	Canada	Manufacturer and distributor of crop nutrients
• Agrium Potash Ltd.	Canada	Manufacturer and distributor of crop nutrients
• Agrium U.S. Inc.	United States	Manufacturer and distributor of crop nutrients
• Nutrien Ag Solutions Argentina S.A. (Argentina)	Argentina	Crop input retailer
• Cominco Fertilizer Partnership	United States	Manufacturer and distributor of crop nutrients
• Nutrien Ag Solutions, Inc.	United States	Crop input retailer
• Nutrien Ag Solutions (Canada) Inc.	Canada	Crop input retailer
• Landmark Operations Ltd.	Australia	Crop input retailer
• Loveland Products, Inc.	United States	Crop input developer and retailer
• PCS Sales (Canada), Inc.	Canada	Marketing and sales of the Company's products
• PCS Sales (USA), Inc.	United States	Marketing and sales of the Company's products
• PCS Phosphate Company, Inc. – PCS Purified Phosphates	United States	Mining and/or processing of phosphate products in the states of North Carolina, Illinois, Missouri and Nebraska

FINANCIAL STATEMENTS AND NOTES

NOTE 32 ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS CONTINUED

Topic	Accounting Policies			Accounting Estimates and Judgments
	• PCS Nitrogen Fertilizer, L.P.	United States	Production of nitrogen products in the states of Georgia and Louisiana, and of phosphate products in the state of Louisiana	
	• PCS Nitrogen Ohio, L.P.	United States	Production of nitrogen products in the state of Ohio	
	• PCS Nitrogen Trinidad Limited	Trinidad	Production of nitrogen products in Trinidad	
	• White Springs Agricultural Chemicals, Inc. ("White Springs")	United States	Mining and processing of phosphate products in the state of Florida	
	Intercompany balances and transactions are eliminated on consolidation.			
Long-Lived Asset Impairment	At the end of each reporting period, the Company reviews conditions to determine whether there is any indication that an impairment exists that could potentially impact the carrying amounts of both its long-lived assets to be held and used and its identifiable intangible assets with finite lives. When such indicators exist, impairment testing is performed. Regardless, goodwill is tested at least annually (in the fourth quarter).

To assess impairment, assets are grouped at the smallest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (this can be at the asset or CGU level).

Where impairment indicators exist for the asset or CGU:

• the recoverable amount is estimated (the higher of FVLCD and value in use);

• to assess value in use, the estimated future cash flows are discounted to their present value (using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which the estimates of future cash flows have not been adjusted);

• the impairment loss is the amount by which the carrying amount exceeds its recoverable amount; and

• the impairment loss is allocated first to reduce the carrying amount of any related goodwill and then pro rata to each asset in the unit (on the basis of the carrying amount).

Non-financial assets, other than goodwill, that previously suffered an impairment loss are reviewed at each reporting date for possible reversal of the impairment. | | | Judgment involves:

• identifying the appropriate asset or CGU;

• determining the appropriate discount rate for assessing value in use; and

• making assumptions about future sales, margins and market conditions over the long-term life of the assets or CGUs.

The Company cannot predict if an event that triggers impairment will occur, when it will occur or how it will affect reported asset amounts. Asset impairment amounts previously recorded could be affected if different assumptions were used or if market and other conditions change. Such changes could result in non-cash charges materially affecting the Company's consolidated financial statements.

Impairments were recognized during 2018 and 2017 as shown in Note 16. |

NOTE 32 ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS CONTINUED

<table>
<tr><th>Topic</th><th>Accounting Policies</th><th>Accounting Estimates and Judgments</th></tr>
<tr><td>Fair Value Measurements</td><td>Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique.

Fair value measurements are categorized into levels based on the degree to which inputs are observable and their significance:

<table><tr><th>Level 1</th><th>Level 2</th><th>Level 3</th></tr><tr><td>Unadjusted quoted prices (in active markets accessible at the measurement date for identical assets or liabilities).</td><td>Quoted prices (in markets that are not active or based on inputs that are observable for substantially the full term of the asset or liability).</td><td>Prices or valuation techniques that require inputs that are both unobservable and significant to the overall measurement.</td></tr></table></td><td>Fair value estimates:
• are at a point-in-time and may change in subsequent reporting periods due to market conditions or other factors;
• can be determined using multiple methods, which can cause values (or a range of reasonable values) to differ; and
• may require assumptions about costs/prices over time, discount and inflation rates, defaults and other relevant variables.

Determination of the level hierarchy is based on the Company's assessment of the lowest level input that is significant to the fair value measurement and is subject to estimation and judgment.</td></tr>
<tr><td>Restructuring Charges</td><td>Plant shutdowns, sales of business units or other corporate restructurings may trigger restructuring costs. Incremental costs for employee termination, contract termination and other exit costs are recognized as a liability and an expense when:
• a detailed formal plan for restructuring has been demonstrably committed to;
• withdrawal is without realistic possibility; and
• a reliable estimate can be made.</td><td>Restructuring activities are complex, can take several months to complete and usually involve reassessing estimates throughout the process.</td></tr>
<tr><td>Foreign Currency Transactions</td><td>Items included in the consolidated financial statements of the Company and each of its subsidiaries are measured using the currency of the primary economic environment in which the individual entity operates ("the functional currency").

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions, and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized and presented in the consolidated statements of earnings within other expenses, as applicable, in the period in which they arise.

Translation differences from non-monetary assets and liabilities carried at fair value are recognized as part of changes in fair value. Translation differences on non-monetary financial assets such as investments in equity securities classified as FVTOCI are included in OCI. Non-monetary assets measured at historical cost are translated at the average monthly exchange rate prevailing at the time of the transaction, unless the exchange rate in effect on the date that the transaction occurred is available and it is apparent that such rate is a more suitable measurement.</td><td>The consolidated financial statements are presented in US dollars, which was determined to be the functional currency of the Company and the majority of its subsidiaries.</td></tr>
</table>

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

Standards, Amendments and Interpretations Effective and Applied

The International Accounting Standards Board ("IASB") and IFRS Interpretations Committee ("IFRIC") have issued certain standards and amendments or interpretations to existing standards that were effective and applied by the Company. The standards disclosed below had a material impact or disclosure impact to the Company's consolidated financial statements.

Standard	Description	Impact
IFRS 15, Revenue from Contracts With Customers	Issued to provide guidance on the recognition of revenue from contracts with customers, including multiple-element arrangements and transactions not previously addressed comprehensively, and enhance disclosures about revenue.	Adopted using the modified retrospective method effective January 1, 2018, with required disclosures included in Note 4. No cumulative adjustment is required to the opening balance of retained earnings. The Company elected to use the practical expedient related to the adjustment of the promised consideration for the effects of a significant financing component as the expected period between when control over a promised good or service is transferred and when the customer pays for that good or service is less than 12 months. The Company sells certain retail products to end-customers with a right of return. Therefore, a refund liability and a right to the returned goods (included in inventory) are now recognized separately for the products expected to be returned.
IFRS 9, Financial Instruments	Issued to replace International Accounting Standards ("IAS") 39, providing guidance on the classification, measurement and disclosure of financial instruments and introducing a new hedge accounting model.	On adoption of IFRS 9, in accordance with transitional provisions, the Company has not restated prior periods but has reclassified the financial assets held at January 1, 2018, retrospectively, based on the new classification requirements and the characteristics of each financial instrument at the transition date. For financial liabilities, IFRS 9 retains most of the IAS 39 requirements. The Company did not designate any financial liabilities at fair value through profit or loss; therefore, the adoption of IFRS 9 did not impact the Company's accounting policies for financial liabilities. Refer to Note 13 for details. In addition, there was no change in the classification of the derivative instruments. The Company adopted the new general hedge accounting model under IFRS 9. This requires the Company to ensure that the hedge accounting relationships are aligned with its risk management objective and strategy and to apply a more qualitative and forward-looking approach to assess hedge effectiveness. The Company also reclassified realized cash flow hedges as a basis adjustment to finished goods inventory, recorded directly through accumulated other comprehensive income (net of income taxes).

Financial Instrument	Category under IAS 39	Category under IFRS 9
Financial assets		
Cash and cash equivalents	FVTPL	FVTPL
Receivables	Loans and receivables	Amortized cost
Derivatives	FVTPL	FVTPL
Derivatives designated as hedges	FV – hedging instrument	FV – hedging instrument
Prepaid expenses and other current assets – marketable securities	FVTPL	FVTPL
Investments – equity securities	Available-for-sale	FVTOCI
Investments – equity securities	FVTPL	FVTPL
Financial liabilities		
Short-term and long-term debt	Amortized cost	Amortized cost
Payables and accrued charges, excluding derivatives	Amortized cost	Amortized cost

IFRS 9 replaces the incurred loss model in IAS 39 with an expected credit loss model. This applies to financial assets measured at amortized cost. Under IFRS 9, credit losses are recognized earlier than under IAS 39. This change did not have a material impact to the Company's receivables.

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

Standards, Amendments and Interpretations Not Yet Effective and Not Applied

The IASB and IFRIC have issued the following standards, amendments or interpretations to existing standards that were not yet effective and not applied as at December 31, 2018.

Standard	Description	Expected Impact	Effective Date [1]
IFRS 16, Leases	Issued to supersede IAS 17 and related standards, this standard requires the Company to apply a new model for lessee accounting under which all leases will be recorded as a right-of-use ("ROU") asset on the balance sheet and a corresponding lease liability. Lease costs will be recognized in the income statement over the lease term as depreciation of the ROU asset and finance charges on the lease liability. ROU assets represent the right to use an asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from a lease. ROU assets and liabilities are recognized at commencement of a lease based on the present value of lease payments over the lease term. The standard requires capitalizing the lease payments and expected residual value guarantees over the initial non-cancellable period plus periods covered by renewal, purchase and termination options where such are reasonably certain of exercise. The standard requires capitalization using the interest rate implicit in the lease at commencement, or if the implicit rate is not available, an incremental borrowing rate, adjusted for term, security, asset value, and the borrower's economic environment.	The Company has substantially completed its implementation, including review of contracts, aggregation of data to support the evaluation of the accounting impacts of applying the new standard and assessment of the need for changes to systems and processes, including internal controls. Adoption will have a material effect on the consolidated financial statements, resulting in increases in assets and liabilities in a subcategory of property, plant and equipment, ROU, and a new subcategory of long-term debt "Lease Liabilities". Compared with the existing accounting for operating leases, the classification and timing of expenses will change, causing a) reclassification of current operating lease payments out of cost of goods sold and expenses to depreciation and finance costs; and b) reclassification from cash flow from operating activities to cash flow from financing activities. Many commonly used financial ratios and performance metrics as currently defined will also change. The Company does not expect a material impact to consolidated net earnings. The Company's assessment will not result in recognition of any material non-lease components, additional lease components, residual value guarantees or purchase or termination options. The Company's assessment included: a) assessment of non-lease contracts for terms that resulted in control by the Company of an identified asset with a right to obtain substantially all the identified asset's economic benefits; and b) assessment of all relevant facts and circumstances in determining the lease term, including whether the Company was reasonably certain to exercise renewal or purchase options based on market and other business conditions, and costs and impacts of renewing. The adoption will result in an increase to property, plant and equipment and long-term debt of approximately $1 billion at January 1, 2019. Impact on future earnings is not expected to be significant.	January 1, 2019, applied using the modified retrospective method (which in the Company's case results in prospective application) measuring the ROU asset equal to the lease liability, and using the Company's incremental borrowing rate to determine the present value of future lease payments. The Company has chosen to apply practical expedients, including recognition exemptions for short-term and low-value leases, and to grandfather the lease definition on transition.

1 Effective date for annual periods beginning on or after the stated date.

The following amended standards and interpretations are not expected to have a material impact on the Company's consolidated financial statements:

- IFRIC 23, Uncertainty Over Income Tax Treatments
- Amendments to IAS 28, Long-term Interests in Associates and Joint Ventures
- Amendments to IAS 19, Employee Benefits
- Amendments to IFRS 3, Business Combinations
- Amendments to IAS 12, Income Taxes
- Amendments to IAS 23, Borrowing Costs

The following amended standards and interpretations are being reviewed by the Company to determine the potential impact on the Company's consolidated financial statements:

- Conceptual Framework for Financial Reporting
- IFRS 17, Insurance Contracts
- Amendments to IAS 1 and IAS 8, Definition of Material

FINANCIAL STATEMENTS AND NOTES

IN MILLIONS OF US DOLLARS EXCEPT AS OTHERWISE NOTED

NOTE 33 COMPARATIVE FIGURES

As described in Note 1, the comparative figures are PotashCorp only. To conform with Nutrien's new method of presentation, comparative figures were reclassified and additional 2017 information was provided, with no impact to net earnings, total assets and liabilities, and cash provided by operating activities.

The following additional information is retrospectively included in the 2017 comparatives to conform with current year presentation:

- Note 4 Segment Information, the first table on page 106 contains an analysis by segment of selling expenses, general and administrative expenses, other operating expenses and EBITDA.
- Note 25 Capital Management includes a line item for EBITDA and adjusted EBITDA was revised to conform with Nutrien's definition.

Refer to Notes 4, 5, 6, 7, 12 and 25 for further information specific to this additional information and the reclassifications within the tables.

Consolidated Statement of Earnings

	For the Year Ended December 31, 2017		
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Cost of goods sold	$ (3,335)	$ 19	$ (3,316)
Selling and administrative expenses	(214)	214	–
Selling expenses	–	(29)	(29)
General and administrative expenses	–	(185)	(185)
Provincial mining and other taxes	(151)	5	(146)
Merger and related costs	(84)	84	–
Other expenses	(17)	(108)	(125)
	$ (3,801)	$ –	$ (3,801)

Consolidated Statement of Comprehensive Income

	For the Year Ended December 31, 2017		
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Other	$ 3	$ 17	$ 20
Cash flow hedges			
Net fair value loss during the period	(17)	17	–
Reclassification of net gain to earnings	34	(34)	–
	$ 20	$ –	$ 20

Consolidated Statement of Cash Flows

	For the Year Ended December 31, 2017		
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Pension and other post-retirement benefits	$ 64	$ (64)	$ –
Net undistributed earnings of equity-accounted investees	(1)	1	–
Asset retirement obligations and accrued environmental costs	7	(7)	–
Other long-term liabilities and miscellaneous	21	70	91
	$ 91	$ –	$ 91

Consolidated Statements of Shareholders' Equity

	As at December 31, 2017		
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Other	$ (5)	$ (41)	$ (46)
Net loss on derivatives designated as cash flow hedges	(43)	43	–
Loss on currency translation of foreign operations	–	(2)	(2)
	$ (48)	$ –	$ (48)

	As at December 31, 2016		
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Other	$ (8)	$ (58)	$ (66)
Net loss on derivatives designated as cash flow hedges	(60)	60	–
Loss on currency translation of foreign operations	–	(2)	(2)
	$ (68)	$ –	$ (68)

Consolidated Balance Sheet

	As at December 31, 2017		
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Intangible assets	$ 166	$ (166)	$ –
Goodwill	–	97	97
Other intangible assets	–	69	69
	$ 166	$ –	$ 166
Investments in equity-accounted investees	$ 30	$ (30)	$ –
Available-for-sale investments	262	(262)	–
Investments	–	292	292
	$ 292	$ –	$ 292
Short-term debt and current portion of long-term debt	$ 730	$ (730)	$ –
Short-term debt	–	730	730
	$ 730	$ –	$ 730
Payables and accrued charges	$ 807	$ 29	$ 836
Current portion of derivative instrument liabilities	29	(29)	–
	$ 836	$ –	$ 836
Other non-current liabilities	$ 51	$ 35	$ 86
Derivative instrument liabilities	35	(35)	–
	$ 86	$ –	$ 86